SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the three month periods ended on December 31, 2015 and for the six-month periods ended December 31, 2015 and 2014 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2015 and for the six-month periods ended December 31, 2015 and 2014

Legal information

Name: IRSA PROPIEDADES COMERCIALES S.A.
Fiscal year No.: 126, beginning July 1, 2015.
Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.
Main business: Real estate investment and development.
Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.
Date of registration of last amendment: July 10, 2015.
Expiration of company charter: August 28, 2087.
Registration number with the Supervisory Board of Companies: 801,047.
Capital stock: 1,260,140,508 common shares.
Subscribed, issued and paid up (in thousands of Ps.): 126,014.
Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).
Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.
Main business: Real estate investment.
Ownership interest: 1,199,924,697 common shares.
Voting stock: 95.22%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in (in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 0.1 each, 1 vote per share	1,260,140,508	1,259,886,188	126,014

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of December 31, 2015 and June 30, 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

	Note	12.31.15	06.30.15
ASSETS
Non-Current Assets
Investment properties	10	3,981,177	4,156,025
Property, plant and equipment	11	113,135	109,394
Trading properties	12	1,164	8,567
Intangible assets	13	67,590	69,015
Investments in associates and joint ventures	8,9	191,250	181,918
Deferred income tax assets	24	56,837	51,631
Income tax and minimum presumed income tax credits		249	249
Trade and other receivables	16	96,855	90,431
Investments in financial assets	17	395,411	253,546
Total Non-Current Assets		4,903,668	4,920,776
Current Assets
Trading properties	12	9,157	3,154
Inventories	14	16,008	15,347
Derivative financial instruments	23	36,535	-
Income tax credit		317,586	1,635
Trade and other receivables	16	1,721,582	808,016
Investments in financial assets	17	939,356	292,320
Cash and cash equivalents	18	166,280	303,499
Total Current Assets		3,206,504	1,423,971
TOTAL ASSETS		8,110,172	6,344,747
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,770)
Retained earnings		379,241	283,582
Total capital and reserves attributable to equity holders of the parent		1,053,972	958,313
Non-controlling interest		233,217	184,834
TOTAL SHAREHOLDERS’ EQUITY		1,287,189	1,143,147
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	275,473	247,812
Borrowings	22	5,084,574	3,322,488
Deferred income tax liabilities	24	95,761	107,102
Provisions	21	5,565	9,392
Total Non-Current Liabilities		5,461,373	3,686,794
Current Liabilities
Trade and other payables	19	809,397	802,151
Income tax liabilities		87,374	123,077
Payroll and social security liabilities	20	68,687	94,693
Borrowings	22	358,977	471,255
Derivative financial instruments	23	10,651	-
Provisions	21	26,524	23,630
Total Current Liabilities		1,361,610	1,514,806
TOTAL LIABILITIES		6,822,983	5,201,600
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		8,110,172	6,344,747

        The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice President acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six-month periods beginning July 1, 2015 and 2014
and ended December 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

		Six months		Three months
	Note	12.31.15	12.31.14	12.31.15	12.31.14
Revenues from sales, rentals and services	26	1,296,643	883,016	706,125	491,663
Revenues from expenses and collective promotion fund	26	588,585	402,098	336,707	228,408
Costs	27	(813,510)	(532,936)	(455,128)	(295,004)
Gross Profit		1,071,718	752,178	587,704	425,067
Gain from disposal of investment properties		155,853	3,361	-	3,361
General and administrative expenses	28	(110,004)	(56,170)	(56,671)	(30,310)
Selling expenses	28	(77,836)	(46,626)	(42,536)	(27,328)
Other operating results, net	30	(15,834)	(63,497)	(11,046)	(69,356)
Profit from Operations		1,023,897	589,246	477,451	301,434
Share in (loss) / profit of associates and joint ventures	8,9	(3,780)	19,791	(1,138)	(3,465)
Profit from Operations before financing and taxation		1,020,117	609,037	476,313	297,969
Finance income	31	324,525	57,939	290,104	25,524
Finance cost	31	(1,750,325)	(178,389)	(1,505,669)	(67,716)
Other financial results	31	940,577	32,980	1,101,515	38,810
Financial results, net		(485,223)	(87,470)	(114,050)	(3,382)
Profit Before Income Tax		534,894	521,567	362,263	294,587
Income tax expense	24	(102,648)	(161,411)	(41,149)	(90,689)
Profit for the period		432,246	360,156	321,114	203,898
Total Comprehensive Income for the period		432,246	360,156	321,114	203,898

Attributable to:
Equity holders of the parent		379,239	341,404	276,237	193,732
Non-controlling interest		53,007	18,752	44,877	10,166

Profit per share attributable to equity holders of the parent for the period:
Basic		0.30	0.27	0.22	0.12
Diluted		0.30	0.27	0.22	0.12

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice President acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance as of June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313	184,834	1,143,147
Comprehensive income for the period	-	-	-	-	-	-	379,239	379,239	53,007	432,246
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	(122)	(122)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(4,502)	(4,502)
Dividends distribution in cash – Shareholders’ meeting dated October 30, 2015	-	-	-	-	-	-	(283,580)	(283,580)	-	(283,580)
Balance as of December 31, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	379,241	1,053,972	233,217	1,287,189

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance as of June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487	192,102	1,005,589
Comprehensive income for the period	-	-	-	-	-	-	341,404	341,404	18,752	360,156
Dividends distribution in cash – Shareholders’ meeting dated October 31, 2014	-	-	-	-	-	-	(138,693)	(138,693)	-	(138,693)
Reimbursement of expired dividends	-	-	-	-	-	-	813	813	-	813
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	415	415
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	(3,946)	(3,946)
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)	(17)	(80)
Balance at December 31, 2014	126,014	69,381	444,226	39,078	15,802	(19,770)	342,217	1,016,948	207,306	1,224,254

(1)    Related to CNV General Resolution N° 609/12. See Note 25.
   The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice President acting as President

IRSA PROPIEDADES COMERCIALES S.A

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

	Note	12.31.15	12.31.14
Operating activities:
Cash generated by operations	18	474,926	641,330
Income tax paid		(470,849)	(108,463)
Net cash flows generated from operating activities		4,077	532,867

Investing activities:
Acquisition of real estate from parent company		-	(89,789)
Acquisition of associates and equity contribution	9	(21,000)	(31,985)
Irrevocable contributions to associates and joint ventures	8,9	-	(100)
Sale of interest in associates	9	-	19,140
Increase in investment properties	10	(101,750)	(134,429)
Collection of barter agreements		-	124
Acquisition of property, plant and equipment	11	(4,719)	(13,446)
Advances payments		(25,254)	-
Proceeds from sale of investment properties		316,579	-
Acquisition of intangible assets	13	(273)	(105)
Increase in financial assets		(2,073,819)	(531,328)
Decrease in financial assets		1,175,117	327,330
Loans granted to related parties		(198,471)	(40)
Collection of financial assets interest		6,350	8,433
Loan repayments received from related parties		-	76,817
Net cash investing activities		(927,240)	(369,378)

Financing activities:
Acquisition of non-controlling interest		-	(80)
Capital contribution of non-controlling interest		-	415
Issuance of non-convertible notes		403,051	-
Borrowings obtained		781,053	311,961
Borrowings obtained from associates and joint ventures		-	9,000
Repayment of borrowings for the acquisition of companies		-	(105,861)
Repayment of borrowings		(939,907)	(98,269)
Repayment of borrowings of related parties		(61,619)	(77)
Proceeds from derivative financial instruments		810,938	102
Payment of derivative financial instruments		(14,805)	(16,054)
Payments of financial lease		(943)	(1,356)
Dividends paid	25	(70,477)	(137,429)
Dividends paid to non-controlling interest		(4,502)	(3,946)
Interest paid		(128,459)	(91,810)
Net cash flows generated from financing activities		774,330	(133,404)

Net (Decrease) increase in cash and cash equivalents		(148,833)	30,085
Cash and cash equivalents at beginning of period	18	303,499	116,706
Foreign exchange gain on cash and cash equivalents		11,614	4,359
Cash and cash equivalents at period-end		166,280	151,150

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice President acting as President

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

1.               Group´s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and offices and holds a predominant position within the Argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name of SAMAP and until 1984 we operated the major fresh foodstuff market in the City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

On December 22, 2014, the Company acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle, whose main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name from ALTO PALERMO S.A. (APSA) to IRSA PROPIEDADES COMERCIALES S.A. as a surviving entity. Such change of corporate name was approved by the Special Shareholders’ Meeting held on February 5, 2015.

On December 18, 2014, the Group opened "Distrito Arcos" Shopping Center. Distrito Arcos, located in Palermo, City of Buenos Aires, is a premium outlet stretching over a gross rental area of roughly 14,400 m2, housing 59 stores and 29 stands in this first stage. The second stage considers the construction of a gymnasium, a well-known pharmacy retail chain, a fast-food restaurant and amazing cultural activities, thus, achieving a total of 65 stores over a gross rental area of roughly 1,600 m2.

Additionally, on March 17, 2015, the Group opened “Alto Comahue” Shopping Center in the city of Neuquén, in the Patagonia region, south of the country. Alto Comahue extends over a total area of 35,000 m2 and 9,500 m2 of gross rental space, with nearly 1,000 parking lots – indoor and outdoor – and a big entertaining space that will include 6 movie theaters and a thematic restaurant that will begin to operate in the coming months. The building is made up of three levels: the underground level, housing the parking and service area; the ground level, containing 5,100 m2 of shopping offers, and the first level, containing 720 m2 of restaurant space with unique sights of the city, and 2,700 m2 of stores. The project is part of a mixed use complex that also hosts an operating supermarket and 2 additional plots of land. One of them is intended for the construction of a hotel and the other one – 18,000 m2, owned by the Company – is intended for the future housing development.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

1.                 General information (Continued)

At the date of issuance of these interim financial statements, we consolidated 333,000 m2 in 15 shopping centers, 89,068 m2 in 6 premium offices and 1 extensive land reserve for future commercial developments. We are operators and hold a majority interest in a portfolio of fifteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, opened on December 18, 2014), two in the province of Buenos Aires (Alto Avellaneda and Soleil) and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRSA CP) and in United States of America’s NASDAQ (NASDAQ: IRSA CP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder is IRSA.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on February 11, 2016.

2.         Basis for the preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.      Basis for preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by Law No. 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by the International Financial Reporting Standards (IFRS).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2015 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

2.         Basis for preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

The Unaudited Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended December 31, 2015 and 2014 have not been audited. Management believes they include all necessary adjustments to present, fairly, profit or loss for each period. Profit or loss for the six and three-months periods ended December 31, 2015 and 2014 do not necessarily reflect proportionally the Group’s profit or loss for the whole fiscal years.

2.2.           Significant Accounting Policies

The accounting policies applied to the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied to the preparation of the information under IFRS as of June 30, 2015. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.           Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimates and assessment affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and assessments made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group to the preparation of the annual consolidated financial statements for the year ended June 30, 2015, except for changes in the income tax provision, provision for legal claims, provision for Director's fees, allowance for bad debts and for supplementary rental.

2.4.           Comparative information

The comparative information as of June 30, 2015 and December 31, 2014 included in these financial statements arises from the financial statements as of such dates. Certain reclassifications of information have been made in the financial statements as of December 31, 2014 to conform to the current period presentation.

During the six-month period ended December 31, 2015, there has been a devaluation of the Argentine peso in relation to the US Dollar and other currencies that accounted for approximately 46%. This situation affects the comparability of figures disclosed in these financial statements, arising mainly from the exchange rate impact on our assets and liabilities in foreign currency.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

3.                 Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping center operations during the second half of the year rather than the first.

4.                  Acquisitions and disposals

Six-month period ended December 31, 2015

Sale of units in Intercontinental Building

On September 10, 2015, IRSA Propiedades Comerciales conveyed title to 5,963 m2 corresponding to seven office floors, 56 parking lots and 3 storage units in the Intercontinental Plaza building to a non-related party, with 7,159 m2 of the building being held by the Company. The amount of the transaction was Ps. 324.5 million, which has already been fully paid by the purchaser. The gross profit of the transaction amounted to Ps. 155.9 million.

Issuance of NCN Class I

On September 18, 2015, the issue of Corporate Notes Class I of its global corporate notes program up to the nominal amount of USD 500.0 million, in the amount of Ps. 407.3 million (equivalent to USD 43.4 million) was approved. Corporate Notes Class I expire on the 18th month since the issue date and accrue interest rate as follows: for the first three months, the interest rate will be fixed at 26.5% and from the fourth month until maturity, a Badlar plus 4 basis points rate will be applied. Interest will be paid quarterly and principal will be fully repaid at maturity.

Acquisition of the plot of land adjoining Shopping Alto Avellaneda

On December 30, 2015, the Company signed a sales and purchase agreement –granting possession– for the acquisition of a plot of land of approximately 3,822 m2 located in the city of Avellaneda, Province of Buenos Aires, for a potential enlargement of the shopping center Alto Avellaneda. The transaction amounted to USD 2.0 million, out of which USD 1.3 million have been paid to date. The balance will be paid as follows: USD 0.2 million upon registration of the plan depicting the purchase object and USD 0.5 million upon delivery of the deed conveying title to the property.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

5.                   Financial Risk Management and fair value estimates

5.1.       Financial risk

The group’s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the annual consolidated financial statements as of June 30, 2015. There have been no changes in the risk management or risk management policies applied by the Group since fiscal year-end.

5.2.      Fair value estimates

Since June 30, 2015 to the date of issuance of these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost).

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

6.                Segment reporting

Segment information has been prepared and classified according to different types of businesses in which the Group operates. The Group´s Investment and Development Properties business is comprised of the following segments:

•      The “Shopping Center” Segment includes revenues related to the Group’s shopping center portfolio, mainly arising from the lease of the stores and other spaces in the shopping centers as well as from the services related thereto.

•      The “Office and other” Segment includes revenues related to the Group’s activity involving the lease of offices and other rental properties as well as from the services related thereto.

•      The “Sales and Developments” Segment includes revenues from sales of Undeveloped parcels of land and/or trading properties and those related to the development and maintenance thereof. This segment also includes the proceeds from the sale of investment properties.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

6.                  Segment reporting (Continued)

•      The “Financial operations and other” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and the consumer financing residual operations of Apsamedia S.A. (currently merged into IRSA Propiedades Comerciales). The e-commerce activities conducted through the associate Avenida Inc. were also included until the first quarter of the fiscal year ended June 30, 2015.

The Group’s Executive Board periodically reviews the results of operations and certain asset categories corresponding to these segments. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the investments in joint ventures: Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A., which are reported to the Group’s Executive Board, by applying the proportional consolidation method. Under this method the income/loss generated and assets are reported in the income statement line-by-line rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating income from the joint venture Entertainment Holding S.A. is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its little significance and considering that it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% in La Rural S.A.

In the last quarter of the fiscal year ended June 30, 2015, the Group has changed the presentation of the statement of comprehensive income which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office and others segments. The information examined by the CODM does not include the amounts pertaining to building administration expenses and collective promotion funds from the statement of comprehensive income, and so does it exclude total recovered costs, as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

These revenues and costs are currently presented in the reconciliation of all segments and their related consolidated operating income.

The amounts corresponding to the six-month period ended December 31, 2014 have been retroactively adjusted to reflect these changes in segment information.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

6.                 Segment reporting (Continued)

The Group’s revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Below is a summarized analysis of the lines of business of the Group for the six-month periods ended December 31, 2015 and 2014:

	Six months ended December 31, 2015
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	1,193,484	112,450	1,159	309	1,307,402
Costs	(162,452)	(56,962)	(3,459)	(50)	(222,923)
Gross Profit (loss)	1,031,032	55,488	(2,300)	259	1,084,479
Gain from disposal of investment properties	-	-	155,853	-	155,853
General and administrative expenses	(80,647)	(7,740)	(21,957)	-	(110,344)
Selling expenses	(63,720)	(11,650)	(2,701)	(306)	(78,377)
Other operating results, net	(17,009)	-	-	-	(17,009)
Profit (Loss) from Operations	869,656	36,098	128,895	(47)	1,034,602
Share in profit of associates and joint ventures	-	7,578	-	(12,255)	(4,677)
Segment Profit (Loss) Before Financing and Taxation	869,656	43,676	128,895	(12,302)	1,029,925

	Six months ended December 31, 2014
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	866,564	23,855	3,673	65	894,157
Costs	(111,214)	(15,203)	(2,423)	(64)	(128,904)
Gross Profit	755,350	8,652	1,250	1	765,253
Gain from disposal of investment properties	-	-	3,361	-	3,361
General and administrative expenses	(56,260)	(128)	-	-	(56,388)
Selling expenses	(45,989)	(850)	(262)	(158)	(47,259)
Other operating results, net	(14,303)	(58,602)	-	8,758	(64,147)
Profit (Loss) from Operations	638,798	(50,928)	4,349	8,601	600,820
Share in profit of associates and joint ventures	-	3,319	-	11,928	15,247
Segment Profit (Loss) Before Financing and Taxation	638,798	(47,609)	4,349	20,529	616,067

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

6.                 Segment reporting (Continued)

The following tables present a reconciliation between total operating income/loss as per the segment information and operating income/loss as per the statement of income. The adjustments are tied to the proportional consolidation of the abovementioned joint ventures.

	Six months ended December 31, 2015
	Total Segment	Expenses and collective promotion funds adjustment	Adjustment to share in profit/ (loss) of joint ventures	Adjustment to intersegment eliminations	Total as per Statement of Income
Revenues	1,307,402	588,585	(10,759)	-	1,885,228
Costs	(222,923)	(596,371)	5,784	-	(813,510)
Gross Profit / (Loss)	1,084,479	(7,786)	(4,975)	-	1,071,718
Gain from disposal of investment properties	155,853	-	-	-	155,853
General and administrative expenses	(110,344)	-	286	54	(110,004)
Selling expenses	(78,377)	-	541	-	(77,836)
Other operating results, net	(17,009)	-	1,229	(54)	(15,834)
Profit / (Loss) from Operations	1,034,602	(7,786)	(2,919)	-	1,023,897
Share in (loss) / profit of associates and joint ventures	(4,677)	-	897	-	(3,780)
Segment Profit / (Loss) Before Financing and Taxation	1,029,925	(7,786)	(2,022)	-	1,020,117

	Six months ended December 31, 2014
	Total Segment	Expenses and collective promotion funds adjustment	Adjustment to share in profit/ (loss) of joint ventures	Adjustment to intersegment eliminations	Total as per Statement of Income
Revenues	894,157	402,098	(11,141)	-	1,285,114
Costs	(128,904)	(408,097)	4,065	-	(532,936)
Gross Profit / (Loss)	765,253	(5,999)	(7,076)	-	752,178
Gain from disposal of investment properties	3,361	-	-	-	3,361
General and administrative expenses	(56,388)	-	164	54	(56,170)
Selling expenses	(47,259)	-	633	-	(46,626)
Other operating results, net	(64,147)	-	704	(54)	(63,497)
Profit / (Loss) from Operations	600,820	(5,999)	(5,575)	-	589,246
Share in (loss) / profit of associates and joint ventures	15,247	-	4,544	-	19,791
Segment Profit / (Loss) Before Financing and Taxation	616,067	(5,999)	(1,031)	-	609,037

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

6.                 Segment reporting (Continued)

The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets is disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share in assets of the joint ventures, Nuevo Puerto Santa Fe S.A. and Quality Invest S.A., which are all reported to the CODM under the proportional consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share in the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all of the other joint ventures’ net assets in the single line item named “Investments in associates and joint ventures” in the statement of financial position. Assets are allocated to each segment based on the operations and/or their physical location. Assets and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

Group´s shopping centers, offices and other rental properties and trading properties are located in Argentina.

Below is a detail of the Group's assets as per Segment Information for the periods ended December 31, 2015 and 2014:

	Period ended December 31, 2015
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and other	Total urban properties and investments
Investment properties	1,739,802	2,154,541	194,782	-	4,089,125
Property, plant and equipment	46,864	66,913	-	-	113,777
Trading properties	-	-	10,321	-	10,321
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	-	-	38,281	-	38,281
Inventories	16,424	-	-	-	16,424
Investments in associates and joint ventures	-	24,027	-	44,679	68,706
Operating assets	1,804,413	2,249,392	243,384	44,679	4,341,868

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

	Period ended December 31, 2014
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and other	Total urban properties and investments
Investment properties	1,752,452	2,626,573	124,495	-	4,503,520
Property, plant and equipment	30,087	75,611	-	-	105,698
Trading properties	-	-	9,029	-	9,029
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	9,264	5,409	23,608	-	38,281
Inventories	13,136	-	-	-	13,136
Investments in associates and joint ventures	-	26,628	-	37,122	63,750
Operating assets	1,806,262	2,738,132	157,132	37,122	4,738,648

The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows:

	December 31, 2015	December 31, 2014
Total operating segment assets as per segment information	4,341,868	4,738,648
Less:
Proportionate share in reportable operating segment assets of certain joint ventures (**)	(114,240)	(115,660)
Plus:
Investments in joint ventures (*)	122,544	116,874
All other non-reportable assets	3,760,000	1,535,588
Total Consolidated Assets as per the Statement of financial position	8,110,172	6,275,450

(*) It represents the equity-accounted amount of those joint ventures, which were proportionately consolidated for segment information purposes.
(**) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment:

	December 31, 2015	December 31, 2014
Investment properties	107,948	109,888
Goodwill	5,234	5,234
Property, plant and equipment	642	163
Inventories	416	375
Total proportionate share in assets by segment of joint ventures	114,240	115,660

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

7.                  Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

Below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statements of financial position

	PAMSA
	December 31, 2015	June 30, 2015
ASSETS
Total Non-current assets	537,504	517,465
Total current assets	473,793	487,492
TOTAL ASSETS	1,011,297	1,004,957
LIABILITIES
Total Non-current liabilities	16,895	20,791
Total Current liabilities	158,316	309,978
TOTAL LIABILITIES	175,211	330,769
NET ASSETS	836,086	674,188

Summarized statement of comprehensive income

	PAMSA
	December 31, 2015	December 31, 2014
Revenues	214,077	172,740
Profit before income tax	245,983	108,465
Income tax	(84,085)	(38,004)
Profit for the period	161,898	70,461
Total Comprehensive Income for the period	161,898	70,461
Profit attributable to non-controlling interest	32,380	14,092

Summarized statements of cash flows

	PAMSA
	December 31, 2015	December 31, 2014
Net cash generated from operating activities	70,971	54,914
Net cash used in investing activities	(11,968)	(73,101)
Net cash (used in) generated from financing activities	(37,426)	13,128
Net increase (decrease) in cash and cash equivalents	21,577	(5,059)
Cash and cash equivalents at beginning of period	10,553	44,387
Foreign exchange gain on cash and cash equivalents	1,017	1,480
Cash and cash equivalents at period-end	33,147	40,808

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

7.                 Information about principal subsidiaries (Continued)

The information above accounts for the amount before intercompany eliminations.

Reconciliation of the summarized financial information presented with the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	December 31, 2015	June 30, 2015
Net assets at the beginning of the period / year	674,188	741,840
Profit for the period / year	161,898	146,210
Dividends distribution	-	(213,862)
Net assets at period / year-end	836,086	674,188
Net assets according to the ownership interest	80%	80%
Interest in subsidiaries	668,869	539,350
Finance costs capitalized	92,392	94,352
Book value at period / year-end	761,261	633,702

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

8.          Interests in joint ventures

As of December 31, 2015 and June 30, 2015, the Groups' joint ventures were Quality Invest S.A., NPSF, EHSA and Entretenimiento Universal S.A. (“ENUSA”). The shares in these joint ventures are unlisted.

The table below lists the Company's investments and the value of interest in joint ventures for the six-month period ended December 31, 2015 and for the year ended June 30, 2015.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer’s information						Ownership interest
						Main activity	Registered office	Latest financial statements issued
								Date	Common stock (nominal value)	Income / (loss) for the period	Shareholder's equity
Quality Invest S.A.	Common shares 1 vote	76,814,342	70,159	66,967	Not publicly traded	Real estate	Argentina	12.31.15	153,629	(6,616)	140,317	50%
	Contributions		-	6,500
	Goodwill		3,911	3,911
	Fair Value adjustment on Acquisition of Joint Venture		18,949	19,057
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	24,484	23,675	Not publicly traded	Real estate	Argentina	12.31.15	27,750	8,801	48,969	50%
	Fair Value adjustment on Acquisition of Joint Venture	(1)	3,718	3,805
	Goodwill		1,323	1,323
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	23,894	17,181	Not publicly traded	Investment	Argentina	12.31.15	44,791	7,262	47,987	50%
	Contributions		100	100
	Fair Value adjustment on Acquisition of Joint Venture		-	(23,192)
	Goodwill		-	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	33	10	Not publicly traded	Event organization and other	Argentina	12.31.15	12	1,041	1,302	2.5%
Total interest in joint ventures at 12.31.15			146,571	-
Total interest in joint ventures at 06.30.15			-	145,984
(1) Nominal value per share 100.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

8.                Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	145,984	138,164
Capital contributions	-	6,600
Dividends distribution	(3,591)	(2,625)
Goodwill written off	(4,297)	-
Share in profit, net	8,475	3,845
End of the Period / year-end	146,571	145,984

Restriction, commitments and other matters in respect of joint ventures

According to the laws of Argentina, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve yet.

Quality Invest S.A.

In March 2011, Quality Invest S.A. (the Company) signed an agreement for the purchase of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”), a leading tobacco company based in Argentina. The plant is located in San Martin, Province of Buenos Aires; the facilities have the necessary features and scales for multiple uses. The purchase price was agreed in the amount of USD 33.0 million. As part of the agreement, Nobleza requested to hold possession of the plant under a lease agreement for a maximum term of 3 years to be able to move all its operations to the new site. On March 2, 2015, a memorandum of agreement was signed, whereby the lease agreement was terminated and the San Martín plant was returned to the Company. In April 2011, Quality appealed to the National Antitrust Commission (CNDC) for an advisory opinion about whether the Company was bound to give notice of the transaction. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation of the Company to give notice of the transaction. Therefore, on February 23, 2012, Form F1 was filed, which to the date of issuance of these financial statements is still in process.

As authorized by the relevant Ordinance, on January 20, 2015, Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín, which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to the formalization of certain administrative milestones included in the rezoning process. The Agreement considers a monetary compensation to the City Council adding up to Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was paid on June 30, 2015.

Entertainment Holdings S.A.

During November 2012, IRSA Propiedades Comerciales acquired shares of common stock, representing 50% of EHSA’s capital stock and votes and, as a consequence, IRSA Propiedades Comerciales , holds a jointly indirect interest in La Rural S.A. (LRSA) of 25% which operates the  Exhibition Center ”Predio Ferial de Buenos Aires”.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

8.                 Interests in joint ventures (Continued)

Entertainment Holdings S.A. (Continued)

In connection with the Exhibition Center, in December 2012, the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the  Exhibition Center to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Afterwards, on December 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 calendar days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National Goverment against the injunction timely requested by the SRA.

IRSA Propiedades Comerciales has neither been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects for either EHSA or the acquisition of an equity interest in EHSA by IRSA Propiedades Comerciales Otherwise, should a court render the Executive Order 2699/91 null and void, this decision may have a real impact on the assets acquired. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void, and all acts executed by SRA in relation to the Plot of Land, including the right of use, currently held by the entity, where EHSA has an indirect equity interest through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL GOVERNMENT – EXECUTIVE BRANCH ON ACTION FOR DECLARATORY JUDGMENT, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

On June 2, 2015, Sociedad Rural Argentina filed an appeal against the ruling indicated above and on that same date, the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National Government will have no effect.

On September 17, 2015, the Court of Appeals, second chamber, decided to reject the lifting of the injunction. Against this resolution the National Government filed an Extraordinary Appeal. In November 2015, the Court of Appeals dismissed the extraordinary appeal filed by the National Government.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures other than those previously mentioned.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

9.                Interests in associates

The table below lists the Company's investments and the value of interests in associates for the six-month period ended December 31, 2015 and for the year ended June 30, 2015.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer’s information						Ownership interest
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income / (loss) for the period	Shareholder's equity
Tarshop S.A.	Common shares 1 vote	48,759,288	23,679	14,251	Not publicly traded	Consumer	Argentina	12.31.15	243,796	(62,860) (1)	223,390	20%
	Contributions		21,000	22,000		financing
	Intragroup transactions		-	(317)
Total interest in associates as of 12.31.15			44,679	-
Total interest in associates as of 06.30.15			-	35,934

(1)    It corresponds to the result of the six-month period beginning July 1, 2015 and ended December 31, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

9.         Interests in associates (Continued)

Changes in the Group’s investment in associates for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 was as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	35,934	33,680
Acquisitions	-	9,985
Capital contribution	21,000	22,000
Investment at fair value (i)	-	(30,089)
Sale of equity interest in associates	-	(10,382)
Share in (loss) / profit, net	(12,255)	10,740
End of the Period / year-end	44,679	35,934

(i)      On September 2, 2014, the Group reduced its equity interest in Avenida Inc. S.A., as a result of which it changed its valuation method to fair value.

Restriction, commitments and other matters in respect of associates

According to the laws of Argentina, where the Group operates, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be reversed to absorb losses. The Group’s investments have not reached the legal limit of this reserve yet.

Amendments to the regulatory framework, economic context and their implications for Tarshop S.A.

Over the last two years, the BCRA amended certain aspects of the regulatory framework applicable to the business activity conducted by Tarshop. Based on these modifications, our associate is in the process of tailoring its operations. In this context, BHSA and IRSA CP approved a capitalization plan to be developed in accordance with their related ownership interests. Accordingly, capital contributions in the total amount of Ps. 235.0 million have already been made.

No contingent liabilities are recorded in connection with the Group’s interest in associates

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

10.          Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 was as follows:

	Shopping centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
As of July 1, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Year ended June 30, 2015
Net book amount at beginning of year	1,159,115	156,083	80,528	357,766	1,753,492
Additions (iii)	60,377	2,486,720	90,589	186,459	2,824,145
Transfers to property, plant and equipment	(140)	-	-	(8,779)	(8,919)
Transfers to trading properties	(3,107)	-	-	-	(3,107)
Transfers (ii)	484,958	23,080	25,331	(533,369)	-
Disposals (iv)	(114)	(239,787)	(1,666)	(2,077)	(243,644)
Depreciation	(97,855)	(68,087)	-	-	(165,942)
Book amount at year-end	1,603,234	2,358,009	194,782	-	4,156,025
As of June 30, 2015
Costs	2,974,949	2,453,667	194,782	-	5,623,398
Accumulated depreciation	(1,371,715)	(95,658)	-	-	(1,467,373)
Net book amount	1,603,234	2,358,009	194,782	-	4,156,025
Period ended December 31, 2015
Net book amount at beginning of period	1,603,234	2,358,009	194,782	-	4,156,025
Additions	97,176	4,574	-	-	101,750
Transfers to property, plant and equipment	-	(9,527)	-	-	(9,527)
Disposals (iv)	-	(160,711)	-	-	(160,711)
Depreciation (i)	(58,533)	(47,827)	-	-	(106,360)
Net book amount at period-end	1,641,877	2,144,518	194,782	-	3,981,177
As of December 31, 2015
Costs	3,072,125	2,288,003	194,782	-	5,554,910
Accumulated depreciation	(1,430,248)	(143,485)	-	-	(1,573,733)
Net book amount	1,641,877	2,144,518	194,782	-	3,981,177

(i)       As of December 31, 2015, depreciation was included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).
(ii)      It includes transfers due to the opening of Alto Comahue and Distrito Arcos Shopping Centers.
(iii)     It includes additions due to the acquisition of assets from IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.
(iv)     It includes disposals due to the sale of functional units of Intercontinental Building as of December 31, 2015 and June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

10.        Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	December 31, 2015	December 31, 2014
Revenues from rental and services	1,295,175	879,278
Expenses collected and collective promotion fund	588,585	402,098
Costs of property operations	(810,001)	(530,449)
Gain from disposal of investment properties	155,853	3,361

Borrowing costs in the amount of Ps. 9,837 incurred during the period ended December 31, 2014 were capitalized at the Company’s general borrowing rate of 15%. Those costs correspond to Alto Comahue. The capitalization of finance costs has ceased since the completion of the shopping mall, therefore, no finance costs were capitalized as of December 31, 2015.

Arcos del Gourmet

Injunction:

On December 10, 2013, the Judicial Branch confirmed an injunction that suspended the opening of the shopping center on the grounds that it had not obtained certain governmental permits in the context of two legal proceedings, where a final decision favorable to the Company has currently been rendered.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality, which was denied by the lower and appellate courts. Consequently, it filed an appeal with the Supreme Court of Justice of the City of Buenos Aires, which so far, has not rendered a decision.

At present, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession status:

The National Government issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito ceased to be used for rail purposes, in order to be used for the development of integral urbanization projects.

In this respect and as part of several measures related to other licensees and/or concessionaires, we have taken notice, in the related docket file, of the revocation of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish) through Resolution 170/2014.

It should further be considered that such measure:

(i)     has not been adopted due to noncompliance of our subsidiary;
(ii)    has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions to date;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative appeals and has also filed a legal action requesting that the revocation of such concession be overruled.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

10.          Investment properties  (Continued)

Furthermore, it has started a so-called “juicio de consignación”, that is an action whereby the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and manner all rental payments under the Contract for Readjustment of the Concession of Rights of use and Development, which the Company considers to have been unduly revoked.

The following is a summary of the Group´s investment properties by type as of December 31, 2015 and June 30, 2015:

	Net book value
Name	December 31, 2015	June 30, 2015
Shopping Centers Portfolio:
Abasto	108,994	109,159
Alto Palermo Shopping	84,304	84,171
Alto Avellaneda	50,057	49,245
Paseo Alcorta	39,787	40,083
Alto Noa	15,212	12,146
Buenos Aires Design	6,392	8,735
Patio Bullrich	62,385	63,103
Alto Rosario	64,708	63,431
Mendoza Plaza	58,442	61,168
Dot Baires Shopping	397,950	404,533
Córdoba Shopping	46,343	48,566
Distrito Arcos	268,085	229,800
Alto Comahue	317,656	303,868
Patio Olmos	25,453	26,524
Soleil Premium Outlet	82,181	84,301
Ocampo parking space	13,928	14,401
Shopping centers portfolio	1,641,877	1,603,234
Office and other rental properties portfolio:
Abasto offices	9,695	11,084
Alto Palermo Shopping Annex	30,695	31,431
Dot building	117,524	119,384
Anchorena 665	11,604	11,727
Zelaya 3102	1,442	1,442
Suipacha 664	117,445	123,212
Bouchard 710	503,025	510,002
Intercontinental building (i)	217,403	388,446
República building	682,473	695,019
Della Paolera 265	519,462	526,811
Office and other rental properties portfolio	2,210,768	2,418,558
Undeveloped parcels of land:
Building annexed to DOT	25,336	25,336
Luján plot of land	41,972	41,972
Caballito – Ferro	36,890	36,890
Intercontinental Plot of Land Tower B	90,584	90,584
Undeveloped parcels of land	194,782	194,782
Total	4,047,427	4,216,574

(i)     The breakdown of investment properties as of December 31, 2015 and June 30, 2015 includes property, plant and equipment in the amount of Ps. 66,250 and Ps. 60,549, respectively that reflect offices used by the Group.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

11.             Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Other	Total
As of July 1, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552
Year ended June 30, 2015
Net book amount at the beginning of year	3,185	4,094	16,217	-	56	23,552
Additions (ii)	61,192	2,586	22,687	2,863	-	89,328
Transfers from investment properties	-	3,618	5,301	-	-	8,919
Disposal of unused assets	-	(46)	-	-	-	(46)
Depreciation	(2,801)	(1,110)	(7,971)	(477)	-	(12,359)
Book amount at year-end	61,576	9,142	36,234	2,386	56	109,394
As of June 30, 2015
Costs	75,001	18,596	112,974	3,154	56	209,781
Accumulated depreciation	(13,425)	(9,454)	(76,740)	(768)	-	(100,387)
Net book amount	61,576	9,142	36,234	2,386	56	109,394
Period ended December 31, 2015
Net book amount at beginning of period	61,576	9,142	36,234	2,386	56	109,394
Additions	-	608	5,137	-	-	5,745
Transfers from property, plant and equipment	9,527	-	-	-	-	9,527
Depreciation (i)	(4,342)	(723)	(6,180)	(286)	-	(11,531)
Net book amount at period-end	66,761	9,027	35,191	2,100	56	113,135
As of December 31, 2015
Costs	84,528	19,204	118,111	3,154	56	225,053
Accumulated depreciation	(17,767)	(10,177)	(82,920)	(1,054)	-	(111,918)
Net book amount	66,761	9,027	35,191	2,100	56	113,135

(i)   As of December 31, 2015, depreciation was charged to “Costs” in the amount of  Ps. 9,424, to “General and administrative expenses” in the amount of Ps. 2,010 and to “Selling expenses“ in the amount of Ps. 97 of the Unaudited Statement of Comprehensive Income (Note 28).
(ii)  It includes additions due to the acquisition of assets from IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

12.             Trading properties

Changes in trading properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Undeveloped sites	Total
As of July 1, 2014	2,712	6,827	9,539
Transfers	-	3,107	3,107
Disposals / Sales (i)	(925)	-	(925)
As of June 30, 2015	1,787	9,934	11,721
Disposals / Sales (ii) (Note 28)	(1,400)	-	(1,400)
As of December 31, 2015	387	9,934	10,321

(i)   As of June 30, 2015, it corresponds to the sale of functional units (apartments and parking lots) of Condominio I and II.
(ii)  As of December 31, 2015, it corresponds to the sale of the apartment located at Entre Ríos 465/9.

Breakdown of current and non-current Company’s trading properties is as follows:

	December 31, 2015	June 30, 2015
Non-current	1,164	8,567
Current	9,157	3,154
	10,321	11,721

The following is a summary of the Group's trading properties by type as of December 31, 2015 and June 30, 2015:

	Net book amount
Description	December 31, 2015	June 30, 2015	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	Sep-97
Córdoba Plot of land	3,107	3,107	May-15
Residential project Neuquén	803	803	May-06
Total undeveloped sites	9,934	9,934

Completed properties:
Condominios I	21	21	Apr-11
Condominios II	366	366	Nov-13
Apartment at Entre Ríos 465/9	-	1,400	Nov-13
Total completed properties	387	1,787
Total	10,321	11,721

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

13.              Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units ("Barters") (iii)	Other	Total
As of July 1, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated amortization	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754
Year ended June 30, 2015
Net book amount at beginning of year	506	496	20,873	32,872	11,007	65,754
Additions	-	467	-	5,409	-	5,876
Disposals	(506)	-	-	-	-	(506)
Amortization	-	(490)	(471)	-	(1,148)	(2,109)
Book amount at year-end	-	473	20,402	38,281	9,859	69,015
As of June 30, 2015
Costs	-	15,246	20,873	38,281	11,861	86,261
Accumulated amortization	-	(14,773)	(471)	-	(2,002)	(17,246)
Net book amount	-	473	20,402	38,281	9,859	69,015
Period ended December 31, 2015
Net book amount at beginning of period	-	473	20,402	38,281	9,859	69,015
Additions	-	273	-	-	-	273
Amortization (i)	-	(132)	(471)	-	(1,095)	(1,698)
Net book amount at period-end	-	614	19,931	38,281	8,764	67,590
As of December 31, 2015
Costs	-	15,519	20,873	38,281	11,861	86,534
Accumulated amortization	-	(14,905)	(942)	-	(3,097)	(18,944)
Net book amount	-	614	19,931	38,281	8,764	67,590

(i)   As of December 31, 2015, amortization is included in “Costs” in the Unaudited Statement of Comprehensive Income (Note 28). There are no impairment charges for any of the reported periods / years.
(ii)  It corresponds to Distrito Arcos. Depreciation began in January 2015, upon delivery of the shopping mall.
(iii) It corresponds to receivables in kind representing the right to receive residential apartments in the future through barter agreements.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

14.              Inventories

Company’s inventories as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Current
Materials and other items of inventories	16,008	15,347
Total inventories	16,008	15,347

15.          Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, derivatives, bonds and non-convertible notes for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. As of December 31, 2015, the company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at period-end.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

15.       Financial instruments by category (Continued)

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2015, there have been no transfers between the several tiers used in estimating the different levels of fair value of the Group’s financial instruments.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss:
- Investment in equity securities in TGLT S.A	116,755	-	-	116,755
- Investment in equity securities in Avenida Inc. S.A.	147,306	-	-	147,306
- Mutual funds	454,951	-	-	454,951
- Government bonds	384,633	-	-	384,633
- Bonds issued by Banco Macro	2,569	-	-	2,569
- Non-convertible notes related parties	100,960	-	-	100,960
- Foreign-currency futures contracts	36	-	-	36
- Foreign-currency forward contracts	-	36,320	-	36,320
- Interest rate swap	-	179	-	179
Total Assets	1,207,210	36,499	-	1,243,709

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities measured at fair value through profit or loss:
- Foreign-currency futures contracts	10,651	-	-	10,651
Total Liabilities	10,651	-	-	10,651

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss:
- Investment in equity securities in TGLT	71,470	-	-	71,470
- Investments in equity securities in Avenida Inc. S.A.	102,316	-	-	102,316
- Mutual funds	107,977	-	-	107,977
- Government bonds	79,555	-	-	79,555
- Bonds issued by Banco Macro	1,789	-	-	1,789
- Non-convertible notes related parties	74,928	-	-	74,928
Total Assets	438,035	-	-	438,035

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

15.       Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency forward contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.

Arcos del Gourmet S.A. purchase option	Discounted cash flows	-	Projected revenues and discount rate

16.             Trade and other receivables

The following table shows the amounts of Trade and other receivables as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Non-current
Leases and services receivable	3,506	3,000
Averaging of scheduled contracts escalation	59,814	53,044
Property sales receivable	107	192
Less: Allowance for doubtful accounts	(2,208)	(2,208)
Total Non-current trade receivables	61,219	54,028
Prepayments	11,335	11,274
VAT credits	23,419	23,568
Other	882	1,561
Total Non-current other receivables	35,636	36,403
Total Non-current trade and other receivables	96,855	90,431
Current
Leases and services receivable	377,450	253,514
Averaging of scheduled contracts escalation	87,217	85,674
Deferred checks received	265,122	233,312
Property sales receivables	821	537
Consumer financing receivables	14,773	14,620
Debtors under legal proceedings	71,805	60,919
Less: Allowance for doubtful accounts	(94,012)	(82,295)
Total Current trade receivables	723,176	566,281
Prepayments	61,636	92,481
VAT credits	1,795	1,853
Loans	5,430	10,750
Other tax credits	3,581	4,867
Advance payments	56,170	43,386
Other	10,141	11,197
Less: Allowance for doubtful accounts	(165)	(165)
Total Current other receivables	138,588	164,369
Related parties (Note 33)	859,818	77,366
Total Current trade and other receivables	1,721,582	808,016
Total trade and other receivables	1,818,437	898,447

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

16.        Trade and other receivables (Continued)

Changes in the Group’s allowance for doubtful accounts are as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	84,668	73,807
Additions (Note 28)	17,020	22,653
Unused amounts reversed (Note 28)	(5,277)	(10,489)
Used during the period / year	(26)	(1,303)
End of the Period / year-end	96,385	84,668

The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the unaudited statement of comprehensive income (Note 28). Amounts charged to the allowance account are generally written off, when no recovery is expected.

17.          Investments in financial assets

The following table shows the amounts of investments in financial assets as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Non-current
Financial assets measured at fair value through profit or loss:
Investment in equity securities in Avenida Inc. S.A.	147,306	102,316
Investment in equity securities in TGLT S.A.	116,755	71,470
Financial assets at amortized cost:
Non-convertible notes related parties (Note 33)	131,350	79,760
Total Non-current	395,411	253,546
Current
Financial assets measured at fair value through profit or loss:
Mutual funds (i)	451,040	105,977
Non-convertible notes related parties (Note 33)	100,960	74,928
Bonds issued by Banco Macro	2,569	1,789
Government bonds (i)	384,633	79,555
Financial assets at amortized cost:
Non-convertible notes related parties (Note 33)	154	30,071
Total Current	939,356	292,320
Total investments in financial assets	1,334,767	545,866

(i)   It includes investments granted as collateral to trade foreign currency future contracts.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

18.             Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Cash at bank and on hand	162,369	301,499
Mutual funds	3,911	2,000
Total cash and cash equivalents	166,280	303,499

Following is a detailed description of cash flows provided by the Group’s operations for the six-month periods ended December 31, 2015 and 2014:
	Note	December 31, 2015	December 31, 2014
Income for the period		432,246	360,156
Adjustments:
Income tax expense	24	102,648	161,411
Depreciation and amortization	28	119,589	61,531
Gain from disposal of trading property		241	(3,159)
Goodwill written off	8	4,297	-
Gain from disposal of equity interest in associates	30	-	(8,758)
Gain from disposal of investment properties		(155,853)	(3,361)
Provision for directors’ fees		50,665	30,461
Averaging of scheduled contracts escalation	26	(8,311)	(13,040)
Long-term incentive program reserve	32	8,979	1,181
Gain / (Loss) from derivative financial instruments	31	(822,017)	2,961
Gain on financial assets measured at fair value through profit or loss	31	(118,560)	(35,941)
Financial gains, net		1,553,988	132,884
Doubtful accounts, net	28	11,743	6,468
Provisions, net	21	10	5,759
Share in profit of associates and joint ventures	8,9	3,780	(19,791)
Unrealized foreign exchange loss, net		(11,614)	(4,359)
Changes in operating assets and liabilities:
(Increase) in inventories	14	(661)	(2,393)
Decrease in trading properties	12	1,159	2,534
Increase in trade and other receivables	16	(686,277)	(131,553)
Increase in trade and other payables	19	16,096	122,609
Decrease in payroll and social security liabilities	20	(26,279)	(23,083)
Uses in provisions	21	(943)	(1,187)
Net cash generated from operating activities before income tax paid		474,926	641,330

	December 31, 2015	December 31, 2014
Non-cash transactions
Increase in related party borrowings through the sale of government securities	229,285	-
Purchase financing of property, plant and equipment	1,026	695
Transfer of investment properties to property, plant and equipment	9,527	-
Decrease in trade and other payable through a decrease in trade and other receivables	253,663	-
Repayment of related party borrowings through dividends receivable	3,591	2,625
Expired dividends	-	813
Transfer of investment properties to intangible assets	-	1,666
Change in the criterion for measuring the interest in Avenida Inc. S.A.	-	30,089
Dividends pending payment	2,213	1,648

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

18.        Cash and cash equivalents information (Continued)

Acquisition of real property from parent company

Assets acquired
Investment properties	-	2,563,105
Property, plant and equipment	-	73,386
Total assets acquired	-	2,636,491
Trade and other receivables	-	(307,893)
Investments in financial assets	-	(43,633)
Borrowings	-	(2,195,176)
Cash	-	(89,789)
Total consideration	-	(2,636,491)

19.          Trade and other payables

The following table shows the amounts of trade and other payables as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Non-current
Rental and service payments received in advance	78,179	61,715
Admission rights	161,181	146,036
Security deposits	4,562	6,044
Total Non-current trade payables	243,922	213,795
Tax payment plans	18,398	20,606
Other income to be accrued	7,172	7,420
Other	5,954	5,953
Total Non-current other payables	31,524	33,979
Related parties (Note 33)	27	38
Total Non-current trade and other payables	275,473	247,812
Current
Trade payables	66,717	65,912
Provision for invoices to be received	135,347	92,251
Customer advances	5,247	4,493
Rental and service payments received in advance	186,191	185,991
Admission rights	152,389	142,709
Security deposits	21,891	13,283
Current trade payables	567,782	504,639
VAT payable	49,253	39,615
Withholdings payable	26,423	25,070
Other taxes payable	13,242	9,373
Other income to be accrued	495	495
Tax payment plans	3,826	4,182
Dividends	9,315	50,147
Other	3,747	3,692
Total Current other payables	106,301	132,574
Related parties (Note 33)	135,314	164,938
Current trade and other payables	809,397	802,151
Total trade and other payables	1,084,870	1,049,963

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

20.          Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Current
Provision for vacations, bonuses and other	52,679	78,794
Social security payable	16,008	15,899
Total payroll and social security liabilities	68,687	94,693

21.          Provisions

The following table shows the changes in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
As of July 1, 2014	24,974	59	25,033
Increases	19,774	-	19,774
Recovery	(9,913)	-	(9,913)
Used during the year	(1,813)	-	(1,813)
Share in loss of joint ventures	-	(59)	(59)
As of June 30, 2015	33,022	-	33,022
Increases (Note 30)	5,856	-	5,856
Recovery (Note 30)	(5,846)	-	(5,846)
Used during the period	(943)	-	(943)
As of December 31, 2015	32,089	-	32,089

(*)  It corresponds to equity interests in joint ventures with negative equity.

Breakdown of current and non-current provisions is as follows:

	December 31, 2015	June 30, 2015
Non-current	5,565	9,392
Current	26,524	23,630
	32,089	33,022

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

22.              Borrowings

The following table shows the Company's borrowings as of December 31, 2015 and June 30, 2015:

						Book value
	Secured/ unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value	December 31, 2015	June 30, 2015
Non-current
NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	1,541,484	1,073,831
NCN Class I due 2017	Unsecured	Ps.	Fixed / Floating	(vii)	407,260	406,835	-
Finance leases	Secured	USD	Fixed	(v)	257	2,079	1,216
Banco Citibank N.A. loan (iv)	Unsecured	Ps.	Fixed	(iv)	11,851	4,576	8,158
Related parties (Note 33)	Unsecured	USD	Fixed	8.50%		3,129,600	2,239,283
Non-current borrowings						5,084,574	3,322,488
Current
NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	16,078	11,067
NCN Class I due 2017	Unsecured	Ps.	Fixed / Floating	(vii)	407,260	2,678	-
Banco Provincia de Buenos Aires loans (ii)	Unsecured	Ps.	Fixed	(ii)	108,750	107,544	6,468
Syndicated loans (i)	Unsecured	Ps.	Fixed	(i)	24,675	24,656	75,485
Banco Citibank N.A. loan (iv)	Unsecured	Ps.	Fixed	(iv)	11,851	7,125	5,855
Bank overdrafts (iii)	Unsecured	Ps.	Floating	(iii)	-	67,761	274,348
Finance leases	Secured	USD	Fixed	(v)	257	1,582	1,381
Related parties (Note 33)	Unsecured	Ps. / USD	Fixed / Floating	(vi)		131,553	96,651
Total current borrowings						358,977	471,255
Total borrowings						5,443,551	3,793,743

(i)    On November 16, 2012, the Company subscribed a syndicated loan in the amount of Ps. 118,000. Principal is payable in nine quarterly consecutive installments and accrue interest at a 15.01% rate. In November 2015, the last installment was settled. On June 12, 2013, the Company subscribed a new syndicated loan in the amount of Ps. 111,000. Principal is payable in nine quarterly consecutive installments and accrue interest at a 15.25% rate. Both loans have been taken out with several financial institutions, including Banco Hipotecario, and have a one-year grace period before repayment begins (Note 33).
(ii)   On December 12, 2012, the Company took out a loan with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal is payable in nine quarterly consecutive installments starting in December 2013 and the loan has a one-year grace period before repayment begins. In December 2015, the last principal instalment was settled. On September 30, 2015, the Company took out a new loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Principal is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate.
(iii)   Granted by different financial institutions. They accrue interest at rates ranging from 22% to 39% per year, and shall be repaid within a maximum term of three months from each period end.
(iv)  On December 23, 2013, the Company took out a loan with Banco Citibank N.A. in the amount of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. In addition, on December 30, 2014, the Company took out a new loan with Banco Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a 26.50% rate. Principal is payable in nine quarterly consecutive installments starting in December 2015.
(v)   They accrue interest at rates ranging from 3.2% to 14.3% per year.
(vi)  It includes credit lines with Nuevo Puerto de Santa Fe, which accrue interest at Badlar rate and at a fixed rate of 8.50%, respectively.
(vii)  On September 18, 2015, IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first 3 months, interest will be accrued at a fixed rate of 26.5% and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity. See Note 4.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

23.              Derivative financial instruments

The following table shows the derivative financial instruments as of December 31, and June 30, 2015:

	December 31, 2015	June 30, 2015
Assets
Current
Foreign-currency futures contracts	36	-
Foreign-currency forward contracts	36,320	-
Interest rate swap	179	-
Total current derivative financial instruments	36,535	-

	December 31, 2015	June 30, 2015
Liabilities
Current
Foreign-currency futures contracts	10,651	-
Total current derivative financial instruments	10,651	-

As of December 31, 2015, the Group entered into foreign-currency futures contracts in the amount of USD 259,30 million, at an average price of Ps. 11.77 per USD 1.00, in order to address the exchange rate risk in advance. Most of the futures contracts were traded in Mercado a Término de Rosario S.A., a capital market authorized to operate by the CNV. The proceeds arising from these futures contracts amounted to Ps. 822.0 million, which are recorded under financial gains/losses in gains/losses from derivative instruments (Note 31).

24.          Taxes

The details of the Group’s income tax expense as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Current income tax	119,195	186,530
Deferred income tax	(16,547)	(25,119)
Income tax expense	102,648	161,411

The statutory tax rates in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

As provided for by section 88 of the regulatory decree of the Income Tax Law and the books of authority and existing case law, the Company does not capitalize the amount of actual or imputed interest to the tax cost of its pieces of real estate.

Changes in the deferred tax account are as follows:

	December 31, 2015 Asset / (Liability)	June 30, 2015 Asset / (Liability)
Beginning of the period / year	(55,471)	(67,452)
Income tax	16,547	11,981
Period / year-end	(38,924)	(55,471)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

24.       Taxes (Continued)

The Group did not recognize deferred income tax assets in the amount of Ps. 12 and Ps. 5 as of December 31, and June 30, 2015, respectively. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to Profit Before Income Tax for the six-month periods ended December 31, 2015 and 2014:
	December 31, 2015	December 31, 2014
Profit for the period calculated at the prevailing tax rate (i)	103,007	160,710
Tax effects of:
Unrecognized tax losses	12	425
Share in profit of associates and joint ventures	1,323	(141)
Other	(1,694)	417
Income tax expense	102,648	161,411

(i)   It does not include Uruguayan-source income; for Ps. 84,206.

25.             Shareholders’ Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends paid in the period

The dividends paid during the period ended December 31, 2015 pertaining to distributions approved by Shareholders’ meeting for fiscal year 2015 amounted to Ps. 70,477.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

26.            Revenues

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014

Base rental	706,098	448,430
Contingent rent	356,491	256,825
Admission rights	93,013	71,488
Parking fees	75,267	52,895
Averaging of scheduled rental escalation	8,311	13,040
Commissions	32,510	20,870
Property management fees	19,166	13,125
Other	4,319	2,605
Total revenues from rental and services	1,295,175	879,278
Sale of trading properties	1,159	3,673
Total revenues from sale of properties	1,159	3,673
Other revenues	309	65
Other revenues	309	65
Total revenues from sales, rentals and services	1,296,643	883,016
Expenses and collective promotion fund	588,585	402,098
Total revenues from expenses and collective promotion funds	588,585	402,098
Total revenues	1,885,228	1,285,114

27.              Costs

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Service expenses and other operating costs	810,001	530,449
Total cost of property operations	810,001	530,449
Cost of sale of trading properties	3,459	2,423
Total cost of sale of trading properties	3,459	2,423
Other costs from consumer financing	50	64
Total other costs from consumer financing	50	64
Total Group costs (Note 28)	813,510	532,936

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

28.              Expenses by nature

For the six-month period ended December 31, 2015:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	242,283	-	-	22,747	8,927	273,957
Maintenance, security, cleaning, repairs and other	195,286	1,562	-	2,224	298	199,370
Amortization and depreciation	117,463	19	-	2,010	97	119,589
Advertising and other selling expenses	171,484	-	-	-	8,357	179,841
Taxes, rates and contributions	59,323	330	-	2,600	46,078	108,331
Directors’ fees	-	-	-	59,162	-	59,162
Other expenses	6,600	-	-	5,491	360	12,451
Fees and payments for services	2,997	40	50	14,342	1,917	19,346
Leases and common charges	14,565	108	-	1,428	59	16,160
Allowance for doubtful accounts and other receivables (net of unused amounts reversed)	-	-	-	-	11,743	11,743
Cost of sale of properties	-	1,400	-	-	-	1,400
Total expenses by nature	810,001	3,459	50	110,004	77,836	1,001,350

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

28.       Expenses by nature (Continued)

For the six-month period ended December 31, 2014:

	Costs
	Service expenses and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	169,694	-	-	8,379	2,935	181,008
Maintenance, security, cleaning, repairs and others	129,865	1,118	-	1,124	177	132,284
Amortization and depreciation	60,917	1	-	556	57	61,531
Advertising and other selling expenses	110,380	111	-	-	5,521	116,012
Taxes, rates and contributions	41,732	406	-	379	30,080	72,597
Directors’ fees	-	-	-	33,481	-	33,481
Other expenses	8,189	2	9	2,496	123	10,819
Fees and payments for services	2,623	68	55	8,732	1,174	12,652
Leases and common charges	7,049	207	-	1,023	91	8,370
Allowance for doubtful accounts and other receivables (net of unused amounts reversed)	-	-	-	-	6,468	6,468
Cost of sale of properties	-	510	-	-	-	510
Total expenses by nature	530,449	2,423	64	56,170	46,626	635,732

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

29.              Employee costs

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Salaries, bonuses and social security costs	264,978	179,827
Shared-based compensation (Note 32)	8,979	1,181
Total employee costs	273,957	181,008

30.              Other operating results, net

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Donations	(13,953)	(7,167)
Expenses related to transfers of real properties	-	(58,626)
Lawsuits (Note 21)	(10)	(5,759)
Other	(1,871)	(703)
Gain from sale of interest in associates	-	8,758
Total other operating results, net	(15,834)	(63,497)

31.             Financial results, net

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Finance income:
- Interest income	42,978	33,879
- Foreign exchange	281,547	24,060
Finance income	324,525	57,939
Finance costs:
- Interest expense	(261,519)	(122,594)
- Foreign exchange	(1,454,894)	(46,377)
- Other finance costs	(33,912)	(19,255)
Subtotal finance costs	(1,750,325)	(188,226)
Less: Capitalized finance costs	-	9,837
Finance costs	(1,750,325)	(178,389)
Other financial results:
- Gain on financial instruments measured at fair value through profit or loss	118,560	35,941
- Loss from derivative financial instruments	822,017	(2,961)
Other financial results	940,577	32,980
Total financial results, net	(485,223)	(87,470)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

32.            Share-based incentive plan

For the six-month periods ended December 31, 2015 and 2014, the Group incurred a charge of Ps. 8,979 and Ps. 1,181, respectively, related to the awards granted under the incentive plan. During the six-month period ended December 31, 2015, our parent company IRSA and its parent company Cresud S.A.C.I.F. y A. granted our employees 402,332 shares and 110,959 shares, respectively. The debt related to the granting of such shares is recorded under Trade receivables and other receivables with related parties (Note 33).

33.            Related Party transactions

During the normal course of business, the Group conducts transactions with different entities or related parties. An individual or legal entity is considered a related party where:

-     An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its parent company.
-     An entity is a subsidiary, associate or joint venture of the entity or its parent or subsidiary.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

The following is a summary of the balances with related parties as of December 31, 2015:

Related party	Description of Transaction	Non current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent Company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	43,339	-	(512)	-	-
Sociedad Anónima (IRSA)	Corporate services	-	-	12,135	-	-	-	-
	Leases’ collections	-	-	2	-	-	-	-
	Non-Convertible Notes	-	100,960	-	-	-	(51,113)	(559)
	Borrowings	-	-	55,984	-	-	-	-
	Share-based incentive plan	-	-	-	-	(61,617)	-	-
	Advertising space	-	-	-	-	(347)	-	-
	Sale of properties (i)	-	-	-	-	-	(3,129,600)	(126,042)
Total direct parent company		-	100,960	111,460	-	(62,476)	(3,180,713)	(126,601)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(11,473)	-	-
	Share-based incentive plan	-	-	-	-	(11,754)	-	-
	Corporate services	-	-	-	-	(20,563)	-	-
	Leases	-	-	1,547	-	-	-	-
	Non-Convertible Notes	131,350	154	-	-	-	-	-
Total direct parent company of IRSA		131,350	154	1,547	-	(43,790)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	2,758	-	-	-	-
	Leases and/or rights of space use	-	-	-	(15)	(1,502)	-	-
Total associates of IRSA Propiedades Comerciales		-	-	2,758	(15)	(1,502)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	1,217	-	-	-	-
	Advertising space	-	-	512	-	-	-	-
	Management fees	-	-	4,546	-	-	-	-
	Leases’ collections	-	-	-	-	(4)	-	-
	Leases and/or rights of space use	-	-	-	-	(833)	-	-
	Borrowings	-	-	-	-	-	-	(5,511)
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	100	-	-	-	-
	Borrowings	-	-	87	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	162	-	(10)	-	-
	Borrowings	-	-	79	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	89	-	-	-	-
	Management fees	-	-	-	-	-	-	-
Total joint ventures of IRSA Propiedades Comerciales		-	-	6,792	-	(847)	-	(5,511)
`

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
33.       Related Party transactions (Continued)

Related party	Description of Transaction	Non current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	1	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	28	-	-	-	-
	Hotel services	-	-	-	-	(22)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	162	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	71	-	-	-	-
Tyrus S.A.	Dividends	-	-	-		(272)	-	-
Real Estate Investment Group V LP (i)	Borrowings	-	-	731,699	-	-	-	-

Total subsidiaries of IRSA		-	-	731,963	-	(294)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	127	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Other liabilities	-	-	-	-	(174)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	20	-	(20)	-	-
Total subsidiaries of Cresud		-	-	147	-	(194)	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	80	-	-	-	-
	Advances	-	-	-	-	(349)	-	-
	Leases and/or rights of space use	-	-	23	-	(8)	-	-
	Commissions per stands	-	-	73	-	-	-	-
	Borrowings	-	-	-	-	-	-	(5,713)
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	907	-	-	-	-
Total associates of IRSA		-	-	1,083	-	(357)	-	(5,713)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(10)	-	-
Total joint venture of IRSA		-	-	-	-	(10)	-	-

(i) It corresponds to a credit line amounting to USD 55.9 million, which accrues interest at a 3.78% rate and becomes due in June 2016.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

Related party	Description of Transaction	Non current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	810	-	-	-	-
	Borrowings	-	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	189	-	(5)	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	126	-	(2)	-	-
	Borrowings	-	-	801	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	513	-	(717)	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	476	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	91	-	-	-	-
	Leases and/or rights of space use	-	-	1,016	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	41	-	-	-	-
Total other related parties		-	-	4,068	-	(724)	-	-

Directors
Directors	Fees	-	-	-	-	(25,107)	-	-
	Reimbursement of expenses	-	-	-	-	(13)	-	-
	Directors’ bonds	-	-	-	(12)	-	-	-
Total directors		-	-	-	(12)	(25,120)	-	-
Total		131,350	101,114	859,818	(27)	(135,314)	(3,180,713)	(137,825)

(i)   It corresponds to the debt arising from the acquisition of assets from our holding company. See Note 3 to the Group's Condensed Consolidated Financial Statements as of June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of Transaction	Non current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	13,795	-	(600)	-	-
	Corporate services	-	-	12,558	-	-	-	-
	Non-Convertible Notes	-	74,928	-	-	-	(35,862)	(390)
	Sale of properties	-	-	-	-	-	(2,239,283)	(88,825)
	Share-based incentive plan	-	-	-	-	(60,150)	-	-
	Leases and/or rights of space use	-	-	765	-	-	-	-
	Borrowings	-	-	38,291	-	-	-	-
Total direct parent company		-	74,928	65,409	-	(60,750)	(2,275,145)	(89,215)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(5,584)	-	-
	Share-based incentive plan	-	-	-	-	(16,575)	-	-
	Corporate services	-	-	-	-	(35,106)	-	-
	Leases and/or rights of space use	-	-	264	-	-	-	-
	Non-Convertible Notes	79,760	30,071	-	-	-	-	-
Total direct parent company of IRSA		79,760	30,071	264	-	(57,265)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,790	-	-	-	-
	Leases and/or rights of space use	-	-	-	(26)	(686)	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	1,790	(26)	(686)	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

Related party	Description of Transaction	Non current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	543	-	-	-	-
	Leases’ collections	-	-	-	-	(4)	-	-
	Leases and/or rights of space use	-	-	-	-	(597)	-	-
	Management fees	-	-	2,644	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,826)
Quality Invest S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
	Management fees	-	-	22	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	115	-	-	-	-
	Borrowings	-	-	80	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	211	-	-	-	-
	Borrowings	-	-	72	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	3,716	-	(601)	-	(7,826)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	5	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	(3)	-	-
	Hotel services	-	-	-	-	(22)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	113	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	101	-	-	-	-
Total subsidiaries of IRSA		-	-	223	-	(25)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	115	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Other liabilities	-	-	-	-	(3,064)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-		-	-
Total subsidiaries of Cresud		-	-	116	-	(3,064)	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

Related party	Description of Transaction	Non current Investments in financial assets	Current Investments in financial assets	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(62)	-	-
	Leases and/or rights of space use	-	-	762	-	-	-	-
	Borrowings	-	-	-	-	-	-	(15,783)
	Advances	-	-	-	-	(1,428)	-	-
	Commissions per stands	-	-	68	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	1,766	-	-	-	-
Total associates of IRSA		-	-	2,596	-	(1,490)	-	(15,783)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(12)	-	-
Total joint venture of IRSA		-	-	-	-	(12)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	881	-	-	-	-
	Borrowings	-	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	131	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	250	-	-	-	-
	Borrowings	-	-	724	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	377	-	(472)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	94	-	-	-	-
	Leases and/or rights of space use	-	-	750	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	3	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	37	-	-	-	-
Total other related parties		-	-	3,252	-	(472)	-	-

Directors
Directors	Fees	-	-	-	-	(40,558)	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-
	Directors’ bond	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(40,573)	-	-
Total		79,760	104,999	77,366	(38)	(164,938)	(2,275,145)	(112,824)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.        Related Party transactions (Continued)

The following is a summary of income/loss and transactions with related parties for the six-month period ended December 31, 2015:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions and other
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	10,108	-	(1,058,015)	985	-	45
Total direct parent company	10,108	-	(1,058,015)	985	-	45

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(39,972)	-	42,677	608	-	-
Total direct parent company of IRSA	(39,972)	-	42,677	608	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	(886)	5,266	-	-
Total associates of IRSA Propiedades Comerciales	-	-	(886)	5,266	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(2,212)	-	-	-	-
Fundación IRSA	-	-	-	-	(96)	-
Ogden Argentina S.A.	-	-	77	-	-	-
Hamonet S.A.	-	-	-	(94)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(179)	-	-
Total other related parties	-	(2,212)	77	(273)	(96)	-

Directors and Senior Management
Directors	-	(59,162)	-	-	-	-
Senior Management	-	(2,777)	-	-	-	-
Total Directors and Senior Management	-	(61,939)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions and other
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,915	(854)	(272)	-	-
Entretenimiento Universal S.A.	-	-	7	-	-	-
Entertainment Holdings S.A.	-	-	7	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	2,023	(840)	(272)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	-	1,284	-	-
Banco Crédito y Securitización	-	-	-	2,580	-	-
Total associates of IRSA	-	-	-	3,864	-	-

Subisidary of IRSA
Tyrus S.A.	-	-	4,734	(4)	-	-
Total subsidiary of IRSA	-	-	4,734	(4)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	-	-	-
Total subsidiary of Cresud	-	-	-	-	-	-
Total	(29,864)	(62,128)	(1,012,253)	10,174	(96)	45

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

The following is a summary of income/loss and transactions with related parties for the six-month period ended December 31, 2014:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	7,004	-	13,539	(3,186)	-	19
Total direct parent company	7,004	-	13,539	(3,186)	-	19

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(28,981)	-	(680)	(65)	-	-
Total direct parent company of IRSA	(28,981)	-	(680)	(65)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	1,524	-	21
Total associates of IRSA Propiedades Comerciales	-	-	-	1,524	-	21

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,402)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,723)	-
Hamonet S.A.	-	-	-	(83)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(159)	-	-
Total other related parties	-	(1,402)	-	(242)	(1,723)	-

Directors and Senior Management
Directors	-	(33,481)	-	-	-	-
Senior Management	-	(2,125)	-	-	-	-
Total Directors and Senior Management	-	(35,606)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

33.        Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	1,233	(625)	(402)	-	-
Entretenimiento Universal S.A.	-	-	-	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	1,341	(625)	(402)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	(3,297)	325	-	-
Total associate of IRSA	-	-	(3,297)	325	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	133	-	-	-
Total subsidiary of Cresud	-	-	133	-	-	-

Subsidiaries of IRSA
Tyrus S.A.	-	-	11,905	(4)	-	-
Total subsidiary of IRSA	-	-	11,905	(4)	-	-
Total	(21,977)	(35,667)	20,975	(2,050)	(1,723)	40

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

34.              CNV General Resolution No. 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution No. 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Note 23- Derivative financial instruments
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F – Cost of sales and services provided	Note 12 - Trading properties
Note 27 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 35 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

35.              Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 12.31.15	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.15
Assets
Trade and other receivables
Uruguayan Pesos	9	0.434	4	12	0.334	4
US Dollar	3,596	12.940	46,536	5,626	8.988	50,569
Receivables with related parties
US Dollar	60,671	13.040	791,144	4,694	9.088	42,660
Total Trade and other receivables			837,684			93,233
Investments in financial assets
US Dollar	22,184	12.940	287,063	19,402	8.988	174,388
Investments with related parties
US Dollar	17,827	13.040	232,464	20,330	9.088	184,759
Total investments in financial assets			519,527			359,147
Cash and cash equivalents
Uruguayan Pesos	2	0.434	1	3	0.334	1
US Dollar	11,396	12.940	147,467	30,563	8.988	274,698
Pounds	-	-	-	1	14.134	21
Euros	13	14.068	189	14	10.005	138
Total cash and cash equivalents			147,657			274,858
Total Assets as of 12.31.15			1,504,868			-
Total Assets as of 06.30.15			-			727,238
Liabilities
Trade and other payables
US Dollar	4,995	13.040	65,139	4,006	9.088	36,406
Payables with related parties
US Dollar	3	13.040	39	5	9.088	50
Total trade and other payables			65,178			36,456
Borrowings
US Dollar	115,751	13.040	1,509,392	115,816	9.088	1,052,537
Borrowings with related parties
US Dollar	253,651	13.040	3,307,612	260,138	9.088	2,364,133
Total borrowings			4,817,004			3,416,670
Provisions
US Dollar	10	13.040	130	10	9.088	91
Total Provisions			130			91
Total Liabilities as of 12.31.15			4,882,312			-
Total Liabilities as of 06.30.15			-			3,453,217

(*)   The Company uses some supplementary financial instruments with the purpose of reducing the impact of exchange rate fluctuations.
(1)   Foreign currency is understood as that currency that differs from the functional currency adopted by each of the Group’s companies at each period/year-end.
(2)   Exchange rate prevailing as of December 31 and June 30, 2015 according to Banco de la Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)

36.               CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling No. 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

(i)   On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

37.             Subsequent events

On February 2, 2016, IRSA Propiedades Comerciales conveyed title to 851 m2 corresponding to offices and 8 parking lots in the Intercontinental Plaza building to an unrelated party. The Company still holds 6,308 m2 in that building. The total amount of the transaction was Ps. 41.5 million, which have been fully paid. The gross profit of the transaction amounted to approximately Ps. 19.8 million.

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.

We have reviewed the accompanying condensed interim consolidated statements of financial position of IRSA PROPIEDADES COMERCIALES S.A. and its subsidiaries as of December 31, 2015, and the related condensed interim consolidated statement of comprehensive income  for the six-month periods ended December 31, 2015 and 2014, the condensed interim consolidated statement of changes in shareholders’ equity and the condensed interim consolidated  statement of cash flows for the six-month periods ended December 31,2015 and 2014. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim consolidated financial statements for them to be in conformity with International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of June 30, 2015, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity, and of cash flows for the year then ended (not presented herein), and in our report dated October 23, 2015, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying consolidated statement of financial position as of June 30, 2015, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

Buenos Aires, Argentina February 11, 2016	PRICE WATERHOUSE & Co. S.R.L. By: /s/ Eduardo A. Loiácono Eduardo A. Loiácono Partner

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2015 and for the six-month periods ended December 31, 2015 and 2014

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2015 and June 30, 2015
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	06.30.15
ASSETS
Non-Current Assets
Investment properties	6	2,862,130	3,078,080
Property, plant and equipment	7	96,296	92,739
Trading properties	8	361	7,764
Intangible assets	9	47,658	48,612
Investments in subsidiaries, associates and joint ventures	5	2,056,611	1,142,104
Trade and other receivables	12	404,312	379,606
Investments in financial assets	13	133,899	71,470
Total Non-Current Assets		5,601,267	4,820,375
Current Assets
Trading properties	8	9,157	3,154
Inventories	10	14,523	13,225
Derivative financial instruments	19	36,535	-
Income tax credit		317,210	-
Trade and other receivables	12	1,014,227	991,472
Investments in financial assets	13	783,397	29,505
Cash and cash equivalents	14	86,312	261,465
Total Current Assets		2,261,361	1,298,821
TOTAL ASSETS		7,862,628	6,119,196
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special Reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,770)	(19,770)
Retained earnings		379,241	283,582
TOTAL SHAREHOLDERS’ EQUITY		1,053,972	958,313
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	197,824	176,452
Borrowings	18	5,097,795	3,354,185
Deferred income tax liabilities	20	84,557	93,651
Other liabilities	5	59,008	54,793
Provisions	17	4,576	8,634
Total Non-Current Liabilities		5,443,760	3,687,715
Current Liabilities
Trade and other payables	15	674,442	641,993
Income tax liabilities		-	85,934
Payroll and social security liabilities	16	58,427	76,306
Borrowings	18	598,065	647,954
Derivative financial instruments	19	9,924	-
Provisions	17	24,038	20,981
Total Current Liabilities		1,364,896	1,473,168
TOTAL LIABILITIES		6,808,656	5,160,883
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		7,862,628	6,119,196

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
Alejandro G. Elsztain Executive Vice President acting as President

1

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six-month and three-month periods beginning July 1 and October 1, 2015 and 2014 and ended December 31, 2015 and 2014
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	Six months		Three months
		31.12.15	31.12.14	31.12.15	31.12.14
Revenue from sales, rentals and services	22	1,098,527	726,682	598,586	406,785
Revenues from common charges and collective promotion funds	22	505,532	339,938	292,384	194,979
Cost	23	(696,101)	(434,805)	(392,065)	(244,213)
Gross Profit		907,958	631,815	498,905	357,551
Gain from disposal of investment properties	6	155,853	3,361	-	3,361
General and administrative expenses	24	(104,752)	(52,846)	(53,878)	(28,718)
Selling expenses	24	(66,276)	(41,533)	(36,320)	(24,403)
Other operating gains/losses, net	26	(161)	(60,779)	(2,388)	(62,913)
Profit from Operations		892,622	480,018	406,319	244,878
Share in the profit of subsidiaries, associates and joint ventures	5	399,074	126,535	362,093	65,669
Profit from Operations before financial gains/losses and income tax		1,291,696	606,553	768,412	310,547
Finance income	27	111,698	36,138	81,514	16,793
Finance cost	27	(1,823,237)	(178,396)	(1,572,851)	(67,329)
Other financial gains/losses	27	787,732	(3,464)	951,312	3,737
Financial gains/losses, net		(923,807)	(145,722)	(540,025)	(46,799)
Profit before Income Tax		367,889	460,831	228,387	263,748
Income tax expense	20	11,350	(119,427)	47,850	(70,016)
Profit for the period		379,239	341,404	276,237	193,732
Total Comprehensive Income for the period		379,239	341,404	276,237	193,732

Profit per share for the period:
Basic		0.30	0.27	0.22	0.12
Diluted		0.30	0.27	0.22	0.12

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Executive Vice President acting as President

2

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special Reserve (1)	Changes in non-controlling interest	Retained earnings	Total Shareholders’ Equity
Balance as of June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313
Comprehensive income for the period	-	-	-	-	-	-	379,239	379,239
Distribution of cash dividends as per Shareholders’ Meeting dated October 30, 2015	-	-	-	-	-	-	(283,580)	(283,580)
Balance as of December 31, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	379,241	1,053,972

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special Reserve (1)	Changes in non-controlling interest	Retained earnings	Total Shareholders’ Equity
Balance as of June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487
Comprehensive income for the period	-	-	-	-	-	-	341,404	341,404
Distribution of cash dividends as per Shareholders’ Meeting dated October 31, 2014	-	-	-	-	-	-	(138,693)	(138,693)
Reimbursement of expired dividends	-	-	-	-	-	-	813	813
Changes in non-controlling interest	-	-	-	-	-	(63)	-	(63)
Balance as of December 31, 2014	126,014	69,381	444,226	39,078	15,802	(19,770)	342,217	1,016,948

(1)    Related to CNV General Resolution No. 609/12. See note 30.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
Alejandro G. Elsztain Executive Vice President acting as President

3

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	12.31.14
Operating activities:
Cash provided by operations	14	594,144	538,973
Income tax paid		(400,888)	(54,095)
Net cash flows provided by operating activities		193,256	484,878

Investing activities:
Acquisition of real property of parent	6	-	(89,789)
Acquisition of additional interest in subsidiaries	7	-	(80)
Acquisition of investment properties	9	(31,493)	(129,700)
Acquisition of property, plant and equipment		(4,083)	(12,755)
Acquisition of intangible assets		(273)	(104)
Increase in financial assets		(1,842,343)	(261,787)
Decrease in financial assets		946,124	118,224
Loans granted to related parties		(198,731)	(117)
Proceeds from sale of investment properties		316,579	-
Proceeds from loans granted to related parties		-	20,421
Collection of barter agreements		-	124
Advance payments		(25,253)	-
Collection of interest on financial assets		4,556	1,982
Irrevocable contributions in subsidiaries and joint ventures	5	(332,947)	(41,800)
Net cash flows used in investing activities		(1,167,864)	(395,381)
Financing activities:
Borrowings obtained		170,394	294,247
Borrowings obtained from related parties		7,200	58,383
Repayments of borrowings		(349,470)	(97,101)
Payments of finance lease		(1,554)	(1,356)
Repayment of borrowings for the acquisition of subsidiaries		-	(105,861)
Repayment of borrowings from related parties		(62,683)	-
Issuance of non-convertible notes		403,086	-
Proceeds from derivative financial instruments		789,909	102
Payment of derivative financial instruments		(15,531)	(16,054)
Dividends paid		(27,704)	(137,429)
Interest paid		(123,759)	(92,120)
Net cash flows provided by (used in) financing activities		789,888	(97,189)
Net decrease in cash and cash equivalents		(184,720)	(7,692)
Cash and cash equivalents at beginning of period	14	261,465	48,762
Proceeds from merger		-	(1) 43
Foreign exchange gain on cash and cash equivalents		9,567	1,000
Cash and cash equivalents at end of period	14	86,312	42,113

(1)   Related to merger with Conil S.A.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Executive Vice President acting as President

4

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.                  General information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in the lease, management, development, operation and acquisition of shopping centers and offices, with a leading position in the Argentine market. IRSA Propiedades Comerciales was founded in 1889 under the name SAMAP and, up to 1984, we were the main operator in the fresh products market in the City of Buenos Aires. Our main asset was the historical Mercado de Abasto building, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

On December 22, 2014, the Company acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha and the land reserve “Intercontinental II” in order to consolidate a vehicle whose main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by changing the corporate name of ALTO PALERMO S.A. (APSA) to IRSA PROPIEDADES COMERCIALES S.A. as a surviving entity. Such change of corporate name was approved by the Special Shareholders’ Meeting held on February 5, 2015.

To the date of issuance of these financial statements, we consolidated 333,000 m2 in 15 shopping centers, 189,068 m2 in 6 premium offices and 1 extensive land reserve for future commercial developments. We are operators and hold a majority interest in a portfolio of fourteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, opened on December 18, 2014), two in the province of Buenos Aires (Alto Avellaneda and Soleil) and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén, opened on March 17, 2015) and La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange (MERVAL: IRSA CP) and in United States of America’s NASDAQ (NASDAQ: IRSA CP).

These Unaudited Condensed Interim Separate Financial Statements have been approved by the Board of Directors on February 11, 2016.

5

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.                   Basis for preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.       Basis for preparation

These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution No. 26 (TR 26) of the Argentine Federation of Professional Councils of Economic Sciences (Spanish acronym: “FACPCE”) and IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by Law No. 19550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling No. 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2015. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

The Condensed Interim Separate Financial Statements corresponding to the six-month periods ended December 31, 2015 and 2014 have not been audited. The management believes they include all necessary settlements to fairly present the profit or loss for each period. The Company’s profit or loss for the six-month and three - month periods ended December 31, 2015 and 2014 do not necessarily reflect the proportion of the Company’s full-year profit or loss.

2.2.          Significant Accounting Policies

The accounting policies applied to the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied to the preparation of the information under TR 26 as of June 30, 2015 and are based on those IFRS in force as of June 30, 2015 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in TR 26). Furthermore, the most significant accounting policies are described in the Consolidated Financial Statements as of June 30, 2015.

2.3.            Use of estimates

The preparation of financial statements at a certain date requires that Management makes estimates and assessments about the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and assessments made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management upon applying the Company’s accounting policies and the main sources of uncertainty were the same as those applied by the Company to the preparation of separate annual financial statements as of and for the fiscal year ended June 30, 2015, except for changes in the provision for income tax, for legal claims, Director's fees, allowance for bad debts and accrued supplementary rental.

6

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.                  Basis for preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.4.             Comparative information

The comparative information as of June 30, 2015 and December 31, 2014 included in these financial statements arises from the separate financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

During the six-month period ended December 31, 2015, there has been a devaluation of the Argentine peso in relation to the US Dollar and other currencies that accounted for approximately 46%. This situation affects the comparability of figures disclosed in these financial statements, arising mainly from the exchange rate impact on our revenues and costs of the “office and other” segment, and our assets and liabilities in foreign currency.

3.                  Acquisitions and disposals

See Company's acquisitions and disposals for the six-month period ended December 31, 2015 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.                 Financial Risk Management and fair value estimates

4.1.      Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separate financial statements as of June 30, 2015. There have been no significant changes in the risk management or risk management policies applied by the Company since year-end.

4.2.      Fair value estimates

From June 30, 2015 to the date of issuance of these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. Nor were any transfers made between the different hierarchies used to assess the fair value of the Company's financial instruments.

5.                 Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

The table below lists the Company's investment and the value of interest in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2015 and for the year ended June 30, 2015:

7

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.      Information about principal subsidiaries, associates and joint ventures(Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer’s information						Ownership interest
						Main activity	Registered office	Latest financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Fibesa S.A.	Common shares 5 votes	2,323,125	16,304	13,561	Unlisted	Real estate	Argentina	12.31.15	2,395	13,847	16,808	97%
	Higher value		(75,312)	(68,354)
Torodur S.A. (1)	Common shares 1 vote	33,334,200	371,107	115,302	Unlisted	Investment	Uruguay	12.31.15	33,334	240,590	881,030	100%
	Contribution		509,922	9,985
Quality Invest S.A.	Common shares 1 vote	76,814,342	70,159	66,967	Unlisted	Real estate	Argentina	12.31.15	153,629	(6,616)	140,317	50%
	Contribution		-	6,500
	Goodwill		3,911	3,911
	Higher value		18,949	19,057
Emprendimiento	Common shares 1 vote	13,449,990	69,267	50,875	Unlisted	Real estate	Argentina	12.31.15	25,054	43,972	129,025	53.684%
Recoleta S.A.	Intragroup transactions		(387)	(455)
Shopping Neuquén S.A.	Common shares 1 vote	12,580,191	28,030	24,669	Unlisted	Real estate	Argentina	12.31.15	12,690	3,376	36,514	99.14%
	Contributions		8,325	8,325
	Higher value		27,676	28,177
	Intragroup transactions		(5,828)	(5,922)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	668,869	539,350	Unlisted	Real estate	Argentina	12.31.15	497,077	161,899	836,086	80%
	Higher value		92,392	94,352

8

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.          Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer’s information						Ownership interest
						Main activity	Registered office	Latest financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	54,727	52,185	Unlisted	Real estate	Argentina	12.31.15	81,082	2,824	60,807	90%
	Contributions		-	1,107
	Higher value		41,261	42,236
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750 (3)	24,484	23,675	Unlisted	Real estate	Argentina	12.31.15	27,750	8,801	48,969	50%
	Higher value		3,718	3,805
	Goodwill		1,323	1,323
Tarshop S.A.	Common shares 1 vote	48,759,288	23,679	14,251	Unlisted	Consumer	Argentina	12.31.15	243,796	(62,860) (2)	223,390	20%
	Contribution		21,000	22,000		financing
	Intragroup transactions		-	(317)
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	23,894	17,181	Unlisted	Investment	Argentina	12.31.15	44,791	7,262	47,987	50%
	Contribution		100	100
	Higher value		-	(23,192)
	Goodwill		-	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	33	10	Unlisted	Event organization and others	Argentina	12.31.15	12	1,041	1,032	2.5%
Total long term investments as of 12.31.15			1,997,603	-
Total long term investments as of 06.30.15				1,087,311

(1)   1 share corresponds to 1 Uruguayan peso.
(2)   It corresponds to the profit or loss for the six-month period beginning July 1, 2015 and ended December 31, 2015.
(3)   Nominal value per share Ps.100.

9

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.     Information about principal subsidiaries, associates and joint ventures (Continued)

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	(1) 1,087,311	(1) 997,143
Capital contribution	535,046	48,017
Deletions as a result of merger with Conil	-	(2,159)
Goodwill written off	(4,297)	-
Profit - sharing	399,074	226,529
Transfers of investment properties (Note 6)	-	25,765
Finance costs capitalized	-	3,389
Acquisition of additional interest in subsidiaries	-	17
Dividends distribution	(19,531)	(211,353)
Decrease in interest in subsidiaries	-	(37)
Period / year-end	(1) 1,997,603	(1) 1,087,311

(1)     It includes (Ps. 59,008) and (Ps. 54,793) as of December 31, 2015 and June 30, 2015, respectively, in relation to the equity interest in Fibesa S.A. disclosed under Other liabilities.

10

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.      Investment properties

Changes in the Company’s investment properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Shopping Centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
As of July 1, 2014
Costs	1,802,976	54,569	78,862	237,998	2,174,405
Accumulated depreciation	(1,106,049)	(14,793)	-	-	(1,120,842)
Net book amount	696,927	39,776	78,862	237,998	1,053,563
Year ended June 30, 2015
Net book amount at beginning of year	696,927	39,776	78,862	237,998	1,053,563
Additions (iii)	46,067	2,499,952	90,584	185,182	2,821,785
Additions as a result of the merger	-	-	1,666	-	1,666
Transfers	(17,267)	17,030	-	237	-
Transfers to property, plant and equipment	-	-	-	(8,779)	(8,779)
Transfers to trading properties	(3,107)	-	-	-	(3,107)
Transfers to investments in subsidiaries, associate and joint ventures	-	-	-	(25,765)	(25,765)
Disposals (ii)	-	(239,787)	(1,666)	(388,873)	(630,326)
Depreciation	(66,322)	(64,635)	-	-	(130,957)
Net book amount at year-end	656,298	2,252,336	169,446	-	3,078,080
As of June 30, 2015
Costs	1,828,669	2,331,764	169,446	-	4,329,879
Accumulated depreciation	(1,172,371)	(79,428)	-	-	(1,251,799)
Net book amount	656,298	2,252,336	169,446	-	3,078,080
Period ended December 31, 2015
Net book amount at beginning of period	656,298	2,252,336	169,446	-	3,078,080
Additions	27,146	4,347	-	-	31,493
Transfer to property, plant and equipment	-	(8,539)	-	-	(8,539)
Disposals (ii)	-	(160,711)	-	-	(160,711)
Depreciation (i) (Note 24)	(31,650)	(46,543)	-	-	(78,193)
Net book amount at period-end	651,794	2,040,890	169,446	-	2,862,130
As of December 31, 2015
Costs	1,855,815	2,166,861	169,446	-	4,192,122
Accumulated depreciation	(1,204,021)	(125,971)	-	-	(1,329,992)
Net book amount	651,794	2,040,890	169,446	-	2,862,130

(i)       As of December 31, 2015, depreciation in the amount of 78,193 was charged to “Costs”, in the Statement of Comprehensive Income (Note 24).
(ii)       As of June 30, 2015, it includes disposals due to the transfer of improvements made to shopping centers Alto Comahue and Distrito Arcos of the companies Shopping Neuquén S.A. and Arcos del Gourmet S.A. and disposals due to the sale of Intercontinental Building's functional units. As of December 31, 2015, it includes disposals due to the sale of functional units of Intercontinental Building. See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iii)      It includes additions due to the acquisition of assets from IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.
11

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.         Investment properties  (Continued)

	December 31, 2015	December 31, 2014
Revenues from rentals and services	1,097,059	722,944
Revenues from common charges and collective promotion fund	505,532	339,938
Costs of property operations	(692,755)	(432,318)
Gain from disposal of investment properties	155,853	3,361

Borrowing costs in the amount of Ps. 7,584 incurred during the period ended December 31, 2014 were capitalized at the rate of the Company’s general borrowings, which accounted for 15%. Those costs correspond to Alto Comahue. The capitalization of finance costs has ceased since the completion of the shopping mall, therefore, no finance costs were capitalized as of December 31, 2015.

The following table details the Company’s investment properties by type as of December 31, 2015 and June 30, 2015:

Name	Net book value
	December 31, 2015	June 30, 2015
Shopping Centers Portfolio:
Abasto de Buenos Aires	108,994	109,159
Alto Palermo Shopping	84,304	84,171
Alto Avellaneda	50,057	49,245
Paseo Alcorta	39,787	40,083
Alto Noa	15,212	12,146
Patio Bullrich	62,385	63,103
Alto Rosario	64,708	63,431
Mendoza Plaza	58,442	61,168
Córdoba Shopping	46,343	48,566
Patio Olmos	25,453	26,524
Soleil Premium Outlet	82,181	84,301
Ocampo parking space	13,928	14,401
Shopping Centers Portfolio	651,794	656,298
Office buildings and Other rental properties portfolio:
Abasto offices	9,695	11,084
Alto Palermo Shopping Annex	30,695	31,431
Anchorena 665	11,604	11,727
Zelaya 3102	1,442	1,442
Suipacha 664	117,445	123,212
Bouchard 710	503,025	510,002
Intercontinental building (i)	217,403	388,446
República building	682,473	695,019
Della Paolera 265	519,462	526,811
Total Offices buildings and Other rental properties portfolio	2,093,244	2,299,174
Undeveloped parcels of land
Luján plot of land	41,972	41,972
Caballito – Ferro	36,890	36,890
Intercontinental Plot of Land Tower B	90,584	90,584
Total undeveloped parcels of land	169,446	169,446
Total	2,914,484	3,124,918

(i)   The breakdown of investment properties as of December 31, 2015 and June 30, 2015 includes property, plant and equipment in the amounts of Ps. 52,354 and Ps. 46,838, respectively, that reflect offices used by the Company.
12

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.             Property, plant and equipment

Changes in the Company’s property, plant and equipment for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Other	Total
As of July 1, 2014
Costs	12,806	10,678	70,138	291	56	93,969
Accumulated depreciation	(9,622)	(6,864)	(56,071)	(291)	-	(72,848)
Net book amount	3,184	3,814	14,067	-	56	21,121
Year ended June 30, 2015
Net book amount at beginning of year	3,184	3,814	14,067	-	56	21,121
Additions (ii)	46,838	2,496	21,207	2,863	-	73,404
Transfers from investment properties	-	3,478	5,301	-	-	8,779
Depreciation	(2,157)	(1,019)	(6,912)	(477)	-	(10,565)
Net book amount at year-end	47,865	8,769	33,663	2,386	56	92,739
As of June 30, 2015
Costs	59,644	16,652	96,646	3,154	56	176,152
Accumulated depreciation	(11,779)	(7,883)	(62,983)	(768)	-	(83,413)
Net book amount	47,865	8,769	33,663	2,386	56	92,739
Period ended December 31, 2015
Net book amount at beginning of period	47,865	8,769	33,663	2,386	56	92,739
Additions	-	502	4,607	-	-	5,109
Transfers from investment properties	8,539	-	-	-	-	8,539
Depreciation (i) (Note 24)	(3,540)	(673)	(5,592)	(286)	-	(10,091)
Net book amount at period-end.	52,864	8,598	32,678	2,100	56	96,296
As of December 31, 2015
Costs	68,183	17,154	101,253	3,154	56	189,800
Accumulated depreciation	(15,319)	(8,556)	(68,575)	(1,054)	-	(93,504)
Net book amount	52,864	8,598	32,678	2,100	56	96,296

(i)   As of December 31, 2015, depreciation was charged to “Costs” in the amount of  Ps. 8,037, to “General and administrative expenses” in the amount of Ps. 1,957 and to “Selling expenses“ in the amount of Ps. 97 of the Unaudited Statement of Comprehensive Income (Note 24).
(ii)  It includes additions due to the acquisition of assets from IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.
13

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.                Trading properties

Changes in the Company’s trading properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Undeveloped sites	Total
As of July 1, 2014	2,712	6,024	8,736
Transfers	-	3,107	3,107
Disposals / Sales (i)	(925)	-	(925)
As of June 30, 2015	1,787	9,131	10,918
Disposals / Sales (ii)	(1,400)	-	(1,400)
As of December 31, 2015	387	9,131	9,518

(i)   As of June 30, 2015, it corresponds to the sale of functional units (apartments and parking lots) of Condominio I and II.
(ii)  As of June 30, 2015, it corresponds to the sale of the apartment located at Entre Ríos 465/9.

The breakdown of current and non-current Company’s trading properties is as follows:

	December 31, 2015	June 30, 2015
Non-current	361	7,764
Current	9,157	3,154
	9,518	10,918

The following is a detailed summary of Company's trading properties by type as of December 31, 2015 and June 30, 2015:

	Net book value
Description	December 31, 2015	June 30, 2015	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Total undeveloped sites	9,131	9,131	-

Completed properties:
Condominios I	21	21	apr-11
Condominios II	366	366	nov-13
Apartment at Entre Ríos 465/9	-	1,400	nov-13
Total completed properties	387	1,787	-
Total	9,518	10,918	-

14

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.                 Intangible assets

Changes in the Company’s intangible assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Software	Right to receive units (Barters) (ii)	Goodwill	Other	Total
As of July 1, 2014
Costs	10,809	32,872	-	11,861	55,542
Accumulated amortization	(10,314)	-	-	(854)	(11,168)
Net book amount	495	32,872	-	11,007	44,374
Year ended June 30, 2015
Opening net book amount	495	32,872	-	11,007	44,374
Additions (iii)	466	5,409	-	-	5,875
Additions as a result of the merger	-	-	469	-	469
Disposals	-	-	(469)	-	(469)
Amortization	(489)	-	-	(1,148)	(1,637)
Net book amount at year-end	472	38,281	-	9,859	48,612
As of June 30, 2015
Costs	11,275	38,281	-	11,861	61,417
Accumulated amortization	(10,803)	-	-	(2,002)	(12,805)
Net book amount	472	38,281	-	9,859	48,612
Period ended December 31, 2015
Net book amount at beginning of the period	472	38,281	-	9,859	48,612
Additions	273	-	-	-	273
Amortization (i) (Note 24)	(132)	-	-	(1,095)	(1,227)
Net book amount at period-end	613	38,281	-	8,764	47,658
As of December 31, 2015
Costs	11,548	38,281	-	11,861	61,690
Accumulated amortization	(10,935)	-	-	(3,097)	(14,032)
Net book amount	613	38,281	-	8,764	47,658

(i)  As of December 31, 2015, amortization in the amount of Ps. 1,227 was charged to “Costs”, in the Statement of Comprehensive Income (Note 24).
(ii)   It corresponds to receivables in kind representing the right to receive residential apartments in the future through barter agreements.
(iii)   Additions related to Rights to receive units (Barters) include Conil plot of land under a barter agreement.

10.          Inventories

Company’s inventories as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Current
Materials and other items of inventory	14,523	13,225
Total inventories	14,523	13,225

15

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.             Financial instruments by category

Determination of fair values

See the Company’s determination at fair values in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables show the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2015 and June 30, 2015 and their allocation to the different levels of fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	116,755	-	-	116,755
- Non-convertible notes related parties	80,222	-	-	80,222
- Mutual funds	438,520	-	-	438,520
- Government bonds	265,975	-	-	265,975
- Foreign-currency futures contracts	36	-	-	36
- Foreign-currency forward contracts	-	36,320	-	36,320
- Interest rate swap	-	179	-	179
Total Assets	901,508	36,499	-	938,007

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
- Foreign-currency futures contracts	9,924	-	-	9,924
Total Liabilities	9,924	-	-	9,924

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	71,470	-	-	71,470
- Mutual funds	21,163	-	-	21,163
- Government bonds	9,273	-	-	9,273
Total Assets	101,906	-	-	101,906

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

16

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.          Trade and other receivables

The following table shows the Company´s trade and other receivables as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Non-current
Leases and services receivable	3,182	2,676
Averaging of scheduled contracts escalation	50,391	44,886
Property sales receivable	107	192
Less: Allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	51,472	45,546
Prepayments	2,837	2,834
Other	42	30
Non-current other receivables	2,879	2,864
Related parties (Note 29)	349,961	331,196
Non-current trade and other receivables	404,312	379,606
Current
Leases and services receivable	300,384	203,975
Averaging of scheduled contracts escalation	69,280	68,391
Consumer financing receivables	14,773	14,620
Deferred checks	231,456	200,570
Debtors under legal proceedings	62,572	53,299
Property sales receivable	821	537
Less: Allowance for doubtful accounts	(82,333)	(73,259)
Current trade receivables	596,953	468,133
Loans	3,368	7,427
Prepayments	58,181	79,513
Tax credits	2,594	4,184
Advance payments	50,036	39,106
Other	9,779	10,841
Less: Allowance for other doubtful accounts	(165)	(165)
Current other receivables	123,793	140,906
Related parties (Note 29)	293,481	382,433
Current trade and other receivables	1,014,227	991,472
Total trade and other receivables	1,418,539	1,371,078

Changes in the Company’s allowance for doubtful accounts were as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	75,632	66,379
Additions (Note 24)	13,500	18,891
Unused amounts reversed (Note 24)	(4,411)	(8,767)
Used during the period / year	(15)	(871)
Period / year-end	84,706	75,632

17

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.             Trade and other receivables (Continued)

The additions and unused amounts reversed of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Statement of Comprehensive Income (Note 24). Amounts charged to the allowance account are generally written off, when no recovery is expected.

13.              Investments in financial assets

The following table shows the Company’s investments in financial assets as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in TGLT S.A.	116,755	71,470

Financial assets at amortized cost:
Non-convertible notes related parties (Note 29)	17,144	-
Investments in financial assets - non-current	133,899	71,470
Current
Financial assets at fair value through profit or loss:
Mutual funds (i)	437,179	20,232
Government bonds	265,975	9,273
Non-Convertible Notes related parties (Note 29)	80,222	-
Financial assets at amortized cost:
Non-convertible notes related parties (Note 29)	21	-
Investments in financial assets - current	783,397	29,505
Total investments in financial assets	917,296	100,975

(i)   It includes shares granted as collateral to trade with foreign currency futures contracts.

14.          Cash flow and cash equivalent information

The following table shows the Company’s amounts of cash and cash equivalents as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Cash at banks and on hand	84,971	260,534
Mutual funds	1,341	931
Total cash and cash equivalents	86,312	261,465

18

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.          Cash flow and cash equivalent information (Continued)

Following is a detailed description of cash flows provided by the Company’s operations for the six-month periods ended December 31, 2015 and 2014:

	Note	December 31, 2015	December 31, 2014
Profit for the period		379,239	341,404
Adjustments:
Income tax expense	20	(11,350)	119,427
Amortization and depreciation	24	89,511	49,147
Loss / (Gain) from disposal of trading properties		241	(3,159)
Gain from disposal of investment properties		(155,853)	(3,361)
Goodwill written off		4,297	-
Provision for Directors’ fees		51,178	29,501
Long-term incentive program	28	6,758	(143)
Averaging of scheduled contract escalation	22	(6,393)	(8,701)
(Gain) Loss from derivative financial instruments	27	(800,990)	2,961
Fair value loss of financial assets at fair value through profit or loss	27	13,294	557
Financial gains/losses, net		1,634,102	146,091
Doubtful accounts, net	24	9,089	6,108
Provisions	17	(58)	5,393
Share in profit of subsidiaries, associates and joint ventures	5	(399,074)	(126,535)
Unrealized foreign exchange loss, net		(9,567)	(1,000)
Changes in operating assets and liabilities:
Increase in inventories	10	(1,298)	(2,320)
Decrease in trading properties	8	1,159	2,534
Increase in trade and other receivables	12	(184,991)	(89,419)
(Decrease) Increase in trade and other payables	15	(6,055)	88,740
Decrease in payroll and social security liabilities	16	(18,152)	(17,840)
Decrease in provisions	17	(943)	(412)
Net cash provided by operating activities before income tax paid		594,144	538,973

19

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.          Cash flow and cash equivalent information (Continued)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Non-cash transactions
Increase in related party borrowings through the sale of government securities	229,385	-
Increase in financial assets through dividends receivable	5,214	-
Increase in financial assets through other receivables	156,574	-
Increase in financial assets through borrowings	-	2,267
Purchase financing of property, plant and equipment	1,026	695
Repurchase of non-convertible notes through other receivables	14,566	-
Repayment of related party borrowings through dividends receivable	14,317	20,964
Transfer of investment properties to intangible assets	-	1,666
Transfer of investment properties to property, plant and equipment	8,539	-
Irrevocable contributions through credit line	203,205	-
Payment of dividends through settlement of invoices and credit line with parent company	253,663	-
Expired dividends	-	813
Dividends receivable	-	4,574
Dividends pending payment	2,213	1,648
Decrease in controlling interest	-	37
Increase in related party borrowings through irrevocable contributions	1,203	-

Acquisition of real property from our parent company

Acquired assets
Investment properties	-	2,577,543
Property, plant and equipment, net	-	58,948
Value of the acquired assets	-	2,636,491
Trade and other receivables	-	(195,897)
Investments in financial assets	-	(43,633)
Trade and other payables	-	(111,996)
Borrowings	-	(2,195,176)
Cash	-	(89,789)
Total consideration	-	(2,636,491)

20

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.             Cash flow and cash equivalent information (Continued)

	December 31, 2015	December 31, 2014
Merger of subsidiary company
Assets
Investment properties	-	1,666
Trade and other receivables	-	204
Liabilities
Trade and other payables	-	(198)
Income tax and minimum presumed income tax credit	-	87
Deferred income tax (liabilities) assets	-	(112)
Net value of non-cash assets included as a result of the merger	-	1,647
Increase in cash from the merger	-	43
Net asset value incorporated by merger	-	1,690
Equity method prior to merger	-	(1) 1,690
Increase in cash from merger	-	-

(1)  It correspond to merger with Conil S.A.

15.             Trade and other payables

The following table shows the amounts of trade and other payables as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Non-current
Admission rights	147,204	133,281
Rental and service payments received in advance	19,010	7,543
Security deposits	3,420	4,649
Non-current trade payables	169,634	145,473
Tax payment plans	15,038	17,566
Other income to be accrued	7,170	7,420
Other payables	5,955	5,955
Non-current other payables	28,163	30,941
Related parties (Note 29)	27	38
Non-current trade and other payables	197,824	176,452
Current
Admission rights	138,363	128,225
Rental and service payments received in advance	119,397	124,386
Invoices to be received	120,467	82,514
Trade payables	58,666	60,356
Payments received in advance	1,014	1,014
Security deposits	19,437	12,402
Current trade payables	457,344	408,897
VAT payable	42,638	34,334
Tax withholdings	24,524	23,401
Tax payment plans	3,374	3,640
Dividends payable	9,315	7,374
Other taxes payable	10,859	7,801
Other income to be accrued	495	495
Other	3,741	3,696
Current other payables	94,946	80,741
Related parties (Note 29)	122,152	152,355
Current trade and other payables	674,442	641,993
Total trade and other payables	872,266	818,445

21

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.              Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Current
Provision for vacations, bonuses and other	44,667	62,782
Social security payable	13,760	13,524
Total payroll and social security liabilities	58,427	76,306

17.          Provisions

The table below shows the changes in the Company's provisions classified by type:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
As of July 1, 2014	20,969	59	21,028
Increases	17,918	-	17,918
Unused amounts reversed	(8,316)	-	(8,316)
Used during the period	(956)	-	(956)
Loss on investments in joint ventures	-	(59)	(59)
As of June 30, 2015	29,615	-	29,615
Increases (Note 26)	5,455	-	5,455
Unused amounts reversed (Note 26)	(5,513)	-	(5,513)
Used during the period	(943)	-	(943)
As of December 31, 2015	28,614	-	28,614

The breakdown of total current and non-current provisions is as follows:

	December 31, 2015	June 30, 2015
Non-current	4,576	8,634
Current	24,038	20,981
	28,614	29,615

22

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.          Borrowings

The following table shows the Company's borrowings as of December 31, 2015 and June 30, 2015:

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Nominal value of principal	December 31, 2015	June 30, 2015
Non-current
Non-Convertible Notes Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	1,543,192	1,089,426
Non-Convertible Notes Class I due 2017 (viii)	Unsecured	Ps.	Fixed / Floating	(viii)	407,260	406,835	-
Banco Citibank N.A loans (iv)	Unsecured	Ps.	Fixed	(iv)	11,851	4,576	8,158
Finance leases	Secured	USD	Fixed	(vii)	257	2,079	1,216
Non-current borrowings						1,956,682	1,098,800
Related parties (v) (Note 29)	Unsecured	Ps. / USD	Fixed / Floating	(v)		3,141,113	2,255,385
Total non-current borrowings						5,097,795	3,354,185
Current
Non-Convertible Notes Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	16,096	11,234
Non-Convertible Notes Class I due 2017 (viii)	Unsecured	Ps.	Fixed / Floating	(viii)	407,260	2,678	-
Banco Provincia de Buenos Aires loan (ii)	Unsecured	Ps.	Fixed	(ii)	108,750	107,544	6,468
Syndicated loans (i) (Note 29)	Unsecured	Ps.	Fixed	(i)	24,675	24,656	75,485
Banco Citibank N.A loans (iv)	Unsecured	Ps.	Fixed	(iv)	11,851	7,125	5,855
Bank overdrafts (iii)	Unsecured	Ps.	Floating	(iii)	-	42,338	269,194
Finance leases	Secured	USD	Fixed	(vii)	257	1,582	1,381
Current borrowings						202,019	369,617
Related parties (v) and (vi) (Note 29)	Unsecured	Ps. / USD	Fixed / Floating	(v) and (vi)		396,046	278,337
Total current borrowings						598,065	647,954
Total borrowings						5,695,860	4,002,139

(i)    On November 16, 2012, the Company subscribed a syndicated loan agreement in the amount of Ps. 118,000. Principal is payable in nine quarterly consecutive installments and interest is accrued at a 15.01% rate. In November 2015, the last installment was settled. On June 12, 2013, the Company subscribed a new syndicated loan agreement in the amount of Ps. 111,000. Principal is payable in nine quarterly consecutive installments and interest is accrued at a 15.25% rate. Both loans have been taken out with several financial institutions, including Banco Hipotecario, and have a one-year grace period before repayment begins (Note 29).
(ii)   On December 12, 2012, the Company took out a loan with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal is payable in nine quarterly consecutive installments starting in December 2013 and the loan has a one-year grace period before repayment begins. In December 2015, the last principal instalment was settled. On September 30, 2015, the Company took out a loan with Banco Provincia de Buenos Aires in the amount of Ps. 145 million. Principal is payable in twelve monthly consecutive installments and interest is accrued at a 23% rate.
(iii)   Granted by different financial institutions. They accrue interest at rates ranging from 22% to 39% per year, and shall be repaid within a maximum term of three months from each period end.
(iv)   On December 23, 2013, the Company took out a loan with Banco Citibank N.A. in the amount of Ps. 5.9 million, which accrues interest at a 15.25% rate. Principal is payable in nine quarterly consecutive installments starting in December 2014. In addition, on December 30, 2014, the Company took out a new loan with Banco Citibank N.A. in the amount of Ps. 10 million, which accrues interest at a 26.50% rate. Principal is payable in nine quarterly consecutive installments starting in December 2015.
(v)   It includes credit lines with Fibesa S.A. and IRSA, which accrue interest at Badlar rate and at a fixed rate of 8.50%, respectively.
(vi)   It includes credit lines with Nuevo Puerto de Santa Fe, which accrue interest at Badlar rate. Credit lines with Panamerican Mall S.A., which accrue interest at a fixed rate of 3.60% and at 6-month Libor rate  plus 200 points, are also included.
(vii)  They accrue interest at rates ranging from 3.2% to 14.3% per year.
(viii) On September 18, 2015, IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I in the amount of Ps. 407.3 million, which pay a combined rate and have a maturity of 18 months. During the first 3 months, interest will be accrued at a fixed rate of 26.5% and, from the fourth month until maturity, the Badlar rate plus 4 basis points will be applied. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity.

19.               Derivative financial instruments

The following table shows the Company's derivative financial instruments as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Assets
Current
Foreign-currency forward contracts	36,320	-
Foreign-currency futures contracts	36	-
Interest rate swaps	179	-
Total current	36,535	-
Total assets	36,535	-

Liabilities
Current
Foreign-currency futures contracts	9,924	-
Total Current	9,924	-
Total liabilities	9,924	-

23

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19        Derivative financial instruments (Continued)

As of December 31, 2015, the Group entered into foreign-currency futures contracts in the amount of USD 240 million, at an average price of Ps. 10.44 per USD 1.00, in order to address the exchange rate risk in advance. Most of the futures contracts were traded in Mercado a Término de Rosario S.A., a capital market authorized to operate by the CNV. The proceeds arising from these futures contracts amounted to Ps. 801.0 million, which are recorded under financial gains/losses in gains/losses from derivative instruments.

20.             Taxes

The detail of the income tax expense of the Company as of December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
Current income tax	(2,256)	133,220
Deferred income tax	(9,094)	(13,793)
Income tax – (Income)/loss	(11,350)	119,427

The legal tax rate for the Company is 35%.

Changes in the deferred tax account are as follows:

	December 31, 2015 Assets / (Liabilities)	June 30, 2015 Assets/ (Liabilities)
Beginning of the period / year	(93,651)	(95,353)
Balances added as a result of the merger (1)	-	(112)
Income tax	9,094	1,814
End of the period / year	(84,557)	(93,651)
(1)   It corresponds to the merger with Conil S.A.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the Profit before Income Tax for the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Profit for the period calculated at the prevailing tax rates	128,761	161,291
Tax effects of:
Non-deductible items	(435)	2,423
Share in profit of subsidiaries, associates and joint ventures	(139,676)	(44,287)
Income tax expense	(11,350)	119,427

As provided for by section 88 of the regulatory decree of the Income Tax Law and the books of authority and existing case law, the Company does not capitalize the amount of actual or imputed interest to the tax cost of its pieces of real estate.

24

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.              Equity

See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.             Revenues

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014

Base rental	622,590	382,261
Contingent rental	315,013	218,237
Admission rights	83,416	63,669
Parking fees	49,631	37,041
Averaging of scheduled rental escalation	6,394	8,701
Management fees	16,022	10,625
Other	3,993	2,410
Total revenues from rental and services	1,097,059	722,944
Sale of trading properties	1,159	3,673
Total gain from disposal of trading properties	1,159	3,673
Other revenues from consumer financing	309	65
Total other revenues from consumer financing	309	65
Total revenues from sales, rentals and services	1,098,527	726,682
Common charges and collective promotion fund	505,532	339,938
Total revenues from common charges and collective promotion funds	505,532	339,938
Total revenues	1,604,059	1,066,620

23.             Costs

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Service expenses and other operating costs	692,755	432,318
Total cost of property operations	692,755	432,318
Cost of sales of trading properties	3,294	2,423
Total cost of sales of trading properties	3,294	2,423
Other costs from consumer financing	52	64
Total other costs from consumer financing	52	64
Total costs (Note 24)	696,101	434,805

25

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.          Expenses by nature

For the six-month period ended December 31, 2015:

	Costs
	Service expenses and other operating costs	Cost of sales of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	192,633	-	-	22,678	8,926	224,237
Maintenance, security, cleaning, repairs and other	161,151	1,563	-	2,179	170	165,063
Advertising and other selling expenses	149,034	-	-	-	6,786	155,820
Amortization and depreciation	87,438	19	-	1,957	97	89,511
Taxes, rates and contributions	49,220	164	-	2,353	39,188	90,925
Directors’ Fees	-	-	-	57,014	-	57,014
Fees and payments for services	2,451	40	52	12,524	1,616	16,683
Leases and common charges	45,417	108	-	1,429	59	47,013
Allowance for doubtful accounts (net of unused amounts reversed)	-	-	-	-	9,089	9,089
Cost of sales of properties	-	1,400	-	-	-	1,400
Other expenses	5,411	-	-	4,618	345	10,374
Total expenses by nature	692,755	3,294	52	104,752	66,276	867,129

26

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.       Expenses by nature (Continued)

For the six-month period ended December 31, 2014:

	Costs
	Service expenses and other operating costs	Cost of sales of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	134,384	-	-	8,237	2,932	145,553
Maintenance, security, cleaning, repairs and other	102,636	1,118	9	1,079	177	105,019
Advertising and other selling expenses	95,899	-	-	-	5,443	101,342
Amortization and depreciation	48,558	1	-	531	57	49,147
Taxes, rates and contributions	34,217	406	-	324	25,422	60,369
Directors’ Fees	-	-	-	32,671	-	32,671
Fees and payments for services	1,906	177	55	7,260	1,188	10,586
Leases and common charges	7,760	207	-	1,023	91	9,081
Allowance for doubtful accounts (set-up and reversal)	-	-	-	-	6,108	6,108
Cost of sales of properties	-	510	-	-	-	510
Other expenses	6,958	4	-	1,721	115	8,798
Total expenses by nature	432,318	2,423	64	52,846	41,533	529,184

27

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.              Employee costs

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Salaries, bonuses and social security costs	217,479	145,696
Equity incentive plan cost (Note 28)	6,758	(143)
Total employee costs	224,237	145,553

26.             Other operating income/loss, net

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Expenses related to transfers of real property	-	(58,626)
Management fees	12,923	10,020
Lawsuits (Note 17)	58	(5,393)
Donations	(10,444)	(4,933)
Other	(2,698)	(1,847)
Total other operating income/loss, net	(161)	(60,779)

27.              Financial gains/losses, net

For the six-month periods ended December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Finance income:
- Interest income	32,114	23,946
- Foreign exchange	79,584	12,192
Finance income	111,698	36,138
Finance costs:
- Interest expense	(260,802)	(124,812)
- Foreign exchange	(1,532,770)	(47,077)
- Other finance costs	(29,665)	(16,344)
Subtotal finance costs	(1,823,237)	(188,233)
Less: Capitalized finance costs	-	9,837
Finance cost	(1,823,237)	(178,396)
Other financial gains/losses:
- Loss on financial instruments measured at fair value through profit or loss	(13,294)	(503)
- (Loss) / Gain from derivative financial instruments	800,990	(2,961)
- Gain/loss from repurchase of non-convertible notes	36	-
Other financial gains/losses	787,732	(3,464)
Total financial gains/losses, net	(923,807)	(145,722)

28

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.              Long-term incentive plan

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements. As of December 31, 2015 and 2014, payments of Ps. 6,758 and Ps. (143), respectively, were charged to Profit or Loss.

29.             Related party transactions

During the normal course of business, the Group conducts transactions with different entities or related parties. An individual or legal entity is considered a related party where:

-         An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its parent company.
-         An entity is a subsidiary, associate or joint venture of the entity or its parent company or subsidiary.

Other transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2015.

29

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

The following is a summary of the balances with related parties as of December 31, 2015:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y	Reimbursement of expenses	-	-	-	43,332	-	-	-	-
Representaciones	Corporate services	-	-	-	12,135	-	-	-	-
Sociedad Anónima (IRSA)	Borrowings	-	-	-	55,984	-	-	-	-
	Sale of properties	-	-	-	-	-	-	(3,129,600)	(126,042)
	Long-term incentive plan	-	-	-	-	-	(47,590)	-	-
	Leases’ collections	-	-	-	2	-	-	-	-
	Advertising space	-	-	-	-	-	(347)	-	-
	Non-Convertible Notes	-	80,222	-	-	-	-	(51,113)	(559)
Total direct parent company		-	80,222	-	111,453	-	(47,937)	(3,180,713)	(126,601)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	-	(11,424)	-	-
	Long-term incentive plan	-	-	-	-	-	(11,754)	-	-
	Leases and/or rights of space use	-	-	-	1,547	-	-	-	-
	Corporate services	-	-	-	-	-	(20,563)	-	-
	Non-Convertible Notes	17,144	21	-	-	-	-	-	-
Total direct parent company of IRSA		17,144	21	-	1,547	-	(43,741)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	-	2,757	-	-	-	-
	Leases and/or rights of space use	-	-	-	-	(15)	(1,502)	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	-	2,757	(15)	(1,502)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	1,217	-	-	-	-
	Management fees	-	-	-	4,546	-	-	-	-
	Leases and/or rights of space use	-	-	-	-	-	(833)	-	-
	Advertising space	-	-	-	512	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(5,511)
Quality Invest S.A.	Management fees	-	-	-	89	-	-	-	-
	Reimbursement of expenses	-	-	-	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	100	-	-	-	-
	Borrowings	-	-	-	87	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	-	162	-	(10)	-	-
	Borrowings	-	-	-	79	-	-	-	-
Total joint venture of IRSA Propiedades Comerciales		-	-	-	6,792	-	(843)	-	(5,511)

30

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	-	1	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	28	-	-	-	-
	Hotel services	-	-	-	-	-	(18)	-	-
Tyrus S.A.	Dividends	-	-	-	-	-	(272)
Baicom Networks S.A.	Reimbursement of expenses	-	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	-	162	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	-	71	-	-	-	-
Total subsidiaries of IRSA		-	-	-	264	-	(290)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	-	127	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	22	-	(21)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	-	-	-	(165)	-	-
Total subsidiaries of Cresud		-	-	-	149	-	(186)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	-	9,270	-	-	-	-
	Management fees	-	-	-	15,987	-	-	-	-
	Leases and/or rights of space use	-	-	123,616	40,200	-	-	-	-
	Leases’ collections	-	-	-	-	-	(393)	-	-
	Borrowings	-	-	-	6,932	-	-	-	-
	Other receivables	-	-	-	15,878	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	-	4,755	-	-	-	-
	Management fees	-	-	-	1,614	-	-	-	-
	Advertising space	-	-	-	433	-	-	-	-
	Leases’ collections	-	-	-	644	-	-	-	-
	Leases and/or rights of space use	-	-	-	404	-	-	-	-
	Non-Convertible notes	-	-	-	-	-	-	(1,708)	(18)
Fibesa S.A.	Reimbursement of expenses	-	-	-	650	-	-	-	-
	Leases’ collections	-	-	-	-	-	(9)	-	-
	Long-term incentive plan	-	-	-	64	-	-	-	-
	Management fees	-	-	-	33	-	-	-	-
	Borrowings	-	-	-	-	-	-	(11,513)	(7,621)

31

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Panamerican Mall S.A.	Reimbursement of expenses	-	-	-	28,510	-	-	-	-
	Advertising space	-	-	-	2,118	-	-	-	-
	Leases and/or rights of space use	-	-	-	-	-	(1,908)	-	-
	Management fees	-	-	-	3,263	-	-	-	-
	Leases’ collections	-	-	-	-	-	(4)	-	-
	Borrowings	-	-	-	-	-	-	-	(256,872)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	1,313	-	-	-	-
	Borrowings	-	-	11,932	-	-	-	-	-
	Leases and/or rights of space use	-	-	214,413	33,390	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	-	6	-	(3)	-	-
Total subsidiaries of IRSA Propiedades Comerciales		-	-	349,961	165,464	-	(2,317)	(13,221)	(264,511)

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	80	-	-	-	-
	Leases and/or rights of space use	-	-	-	-	-	(8)	-	-
	Advances	-	-	-	-	-	(349)	-	-
	Borrowings	-	-	-	-	-	-	-	(5,713)
Banco de Crédito y Securitización	Leases and/or rights of space use	-	-	-	907	-	-	-	-
Total associates of IRSA		-	-	-	987	-	(357)	-	(5,713)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	-	(10)	-	-
Total joint venture of IRSA		-	-	-	-	-	(10)	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	189	-	(5)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	810	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	126	-	(2)	-	-
	Borrowings	-	-	-	801	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	513	-	(531)	-	-
Austral Gold	Reimbursement of expenses	-	-	-	476	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	-	91	-	-	-	-
	Leases and/or rights of space use	-	-	-	1,016	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	41	-	-	-	-
Total other related parties		-	-	-	4,068	-	(538)	-	-

Directors
Directors	Fees	-	-	-	-	-	(24,418)	-	-
	Reimbursement of expenses	-	-	-	-	-	(13)	-	-
	Directors’ bonds	-	-	-	-	(12)	-	-	-
Total Directors		-	-	-	-	(12)	(24,431)	-	-
Total		17,144	80,243	349,961	293,481	(27)	(122,152)	(3,193,934)	(402,336)

32

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	13,790	-	-	-	-
	Corporate services	-	12,558	-	-	-	-
	Borrowings	-	38,291	-	-	-	-
	Sale of properties	-	-	-	-	(2,239,283)	(88,825)
	Long-term incentive plan	-	-	-	(47,743)
	Leases	-	765	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(35,862)	(390)
Total direct parent company		-	65,404	-	(47,743)	(2,275,145)	(89,215)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(5,540)	-	-
	Leases and/or rights of space use	-	264	-	-	-	-
	Long-term incentive plan	-	-	-	(16,575)	-	-
	Corporate services	-	-	-	(35,106)	-	-
Total direct parent company of IRSA		-	264	-	(57,221)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	1,789	-	-	-	-
	Leases and/or rights of space use	-	-	(26)	(686)	-	-
Total associates of IRSA Propiedades Comerciales		-	1,789	(26)	(686)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	545	-	-	-	-
	Leases and/or rights of space use	-	-	-	(594)	-	-
	Borrowings	-	-	-	-	-	(7,826)
	Management fees	-	2,644	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	-	-	-
	Reimbursement of expenses	-	29	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	115	-	-	-	-
	Borrowings	-	80	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	211	-	-	-	-
	Borrowings	-	72	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	3,718	-	(594)	-	(7,826)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	5	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	(3)	-	-
	Hotel services	-	-	-	(22)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	113	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	101	-	-	-	-
Total subsidiaries of IRSA		-	221	-	(25)	-	-

33

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	115	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	-	(3,064)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of Cresud			116		(3,064)	-	-
Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	1,521	-	-	-	-
	Leases and/or rights of space use	109,644	30,670	-	-	-	-
	Management fees	-	17,900	-	-	-	-
	Borrowings	-	4,781	-	-	-	-
	Other receivables	-	15,374	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	2,679	-	-	-	-
	Management fees	-	223	-	-	-	-
	Leases and/or rights of space use	-	-	-	(220)	-	-
	Leases’ collections	-	27	-	-	-	-
	Non-Convertible notes	-	-	-	-	(1,191)	(13)
Fibesa S.A.	Reimbursement of expenses	-	489	-	-	-	-
	Long-term incentive plan	-	64	-	-	-	-
	Management fees	-	17	-	-	-	-
	Leases’ collections	-	3	-	-	-	-
	Borrowings	-	-	-	-	(16,102)	(5,789)
Panamerican Mall S.A.	Reimbursement of expenses	-	18,935	-	-	-	-
	Management fees	-	3,687	-	-	-	-
	Leases’ collections	-	-	-	(464)	-	-
	Non-Convertible notes	-	-	-	-	(14,210)	(154)
	Leases and/or rights of space use	-	-	-	(1,074)	-	-
	Borrowings	-	-	-	-	-	(175,897)
	Transfer of securities	-	171,090	-	-	-	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	7,339	-	-	-	-
	Borrowings	11,402	-	-	-	-	-
	Leases and/or rights of space use	210,150	30,360	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	3	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		331,196	305,162	-	(1,758)	(31,503)	(181,853)

34

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(62)	-	-
	Advances	-	-	-	(1,428)	-	-
	Leases and/or rights of space use	-	745	-	-	-	-
	Borrowings	-	-	-	-	-	(15,783)
Banco de Crédito y Securitización	Leases and/or rights of space use	-	1,766	-	-	-	-
Total associates of IRSA		-	2,511	-	(1,490)	-	(15,783)

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(12)	-	-
Total Joint ventures of IRSA		-	-	-	(12)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	881	-	-	-	-
	Borrowings	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	131	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	250	-	-	-	-
	Borrowings	-	724	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	377	-	(391)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	90	-	-	-	-
	Leases and/or rights of space use	-	750	-	-	-	-
Austral Gold	Reimbursement of expenses	-	3	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	37	-	-	-	-
Total other related parties		-	3,248	-	(391)	-	-
Directors
Directors	Fees	-	-	-	(39,356)	-	-
	Reimbursement of expenses	-	-	-	(15)	-	-
	Directors’ bonds	-	-	(12)	-	-	-
Total directors		-	-	(12)	(39,371)	-	-
Total		331,196	382,433	(38)	(152,355)	(2,306,648)	(294,677)

35

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

The following is a summary of the income/loss and transactions with related parties for the six-month period ended December 31, 2015:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Commissions
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	985	-	10,108	(1,059,061)	-	45
Total direct parent company	985	-	10,108	(1,059,061)	-	45

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	608	-	(39,972)	6,982	-	-
Total direct parent company of IRSA	608	-	(39,972)	6,982	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(20)	1,900	-	(573)	-	-
Panamerican Mall S.A.	(3,768)	8,412	-	(81,133)	-	-
Arcos del Gourmet S.A.	(15,361)	507	-	662	-	-
Fibesa S.A.	653	81	-	(1,832)	-	-
Shopping Neuquén S.A.	(15,440)	-	-	530	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(33,936)	10,900	-	(82,346)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	5,266	-	-	(886)	-	-
Total associates of IRSA Propiedades Comerciales	5,266	-	-	(886)	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,661)	-	-	-	-
Fundación IRSA	-	-	-	-	(96)	-
Ogden Argentina S.A.	-	-	-	77	-	-
Hamonet S.A.	(94)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(179)	-	-	-	-	-
Total other related parties	(273)	(1,661)	-	77	(96)	-

36

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Commissions and other
Directors and Senior Management
Directors	-	(57,014)	-	-	-	-
Senior Management	-	(2,777)	-	-	-	-
Total Directors and Senior Management	-	(59,791)	-	-	-	-

Joint Ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(272)	1,915	-	(848)	-	-
Entrenimiento Universal S.A.	-	-	-	7	-	-
Entertainment Holdings S.A	-	-	-	7	-	-
Total Joint Ventures of IRSA Propiedades Comerciales	(272)	2,023	-	(834)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	-	-	-
Total subsidiary of Cresud	-	-	-	-	-	-

Subsidiary of IRSA
Nuevas Fronteras S.A.	(4)	-	-		-	-
Tyrus S.A.		-	-	4,734	-	-
Total subsidiaries of IRSA	(4)	-	-	4,734	-	-

Associates of IRSA
Banco Hipotecario S.A.	1,226	-	-	-	-	-
Banco de Crédito y Securitización	2,580	-	-	-	-	-
Total associates of IRSA	3,806	-	-	-	-	-
	(23,820)	(48,529)	(29,864)	(1,131,334)	(96)	(45)

37

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

The following is a summary of the income/loss and transactions with related parties for the six-month period ended December 31, 2014:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Commissions
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(2,395)	-	7,004	10,113	-	19
Total direct parent company	(2,395)	-	7,004	10,113	-	19

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(65)	-	(28,981)	(2,046)	-	-
Total direct parent company of IRSA	(65)	-	(28,981)	(2,046)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(340)	360	-	(99)	-	-
Panamerican Mall S.A.	(3,136)	6,047	-	(1,049)	-	-
Arcos del Gourmet S.A.	-	2,191	-	-	-	-
Fibesa S.A.	-	81	-	(2,318)	-	(101)
Torodur S.A.	-	-	-	(1)	-	-
Shopping Neuquén S.A.	(1,014)	-	-	602	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(4,490)	8,679	-	(2,865)	-	(101)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	1,524	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	1,524	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,100)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,723)	-
Hamonet S.A.	(83)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(159)	-	-	-	-	-
Total other related parties	(242)	(1,100)	-	-	(1,723)	-

38

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.       Related party transactions (Continued)

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Commissions
Directors and Senior Management
Directors	-	(32,671)	-	-	-	-
Senior Management	-	(2,125)	-	-	-	-
Total Directors and Senior Management	-	(34,796)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	108	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(402)	1,233	-	(631)	-	-
Entrenimiento Universal S.A.	-	-	-	6	-	-
Entertainment Holdings S.A	-	-	-	6	-	-
Total joint ventures of IRSA Propiedades Comerciales	(402)	1,341	-	(619)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	133	-	-
Total subsidiary of Cresud	-	-	-	133	-	-

Subsidiary of IRSA
Nuevas Fronteras S.A.	(4)	-	-	-	-	-
Tyrus S.A.	-	-	-	4,694	-	-
Total subsidiary of IRSA	(4)	-	-	4,694	-	-

Associates of IRSA
Banco Hipotecario S.A.	279	-	-	(3,297)	-	-
Total associates of IRSA	279	-	-	(3,297)	-	-
	(5,795)	(25,876)	(21,977)	6,113	(1,723)	(82)

39

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.                Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared under IFRS and the closing balance of retained earnings disclosed in the latest financial statements prepared in accordance with the prior accounting standards in force. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise, to absorb potential negative balances in Retained Earnings.

31.             CNV General Ruling No. 622/13

As required by Section 1, Chapter III, Title IV of CNV General Ruling No. 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 - Investment properties
Note 7 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 5 –Equity Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Note 13 - Investments in financial assets
Note 14 - Cash and cash equivalent information
Note 19 – Derivative financial instruments
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 8 - Trading properties
Note 23 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 32 - Foreign currency assets and liabilities

40

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.              Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.15	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.15
Assets
Trade and other receivables
US Dollar	1,293	12.940	16,725	2,882	8.988	25,902
Trade and other receivables with related parties
US Dollar	4,580	13.040	59,726	4,697	9.088	42,682
Total trade and other receivables			76,451			68,584
Investments in financial assets
US Dollar	5,343	12.940	69,139	-	-	-
Investment in financial assets with related parties
US Dollar	7,468	13.040	97,387	-	-	-
Total investments in financial assets			166,526			-
Cash and cash equivalents
US Dollar	5,602	12.940	72,489	26,120	8.988	234,769
Pounds	-	-	-	1	14.134	21
Euros	13	14.068	189	13	10.005	135
Total cash and cash equivalents			72,678			234,925
Total Assets as of 12.31.15			315,655			-
Total Assets as of 06.30.15			-			303,509
Liabilities
Trade and other payables
US Dollar	4,715	13.040	61,479	3,696	9.088	33,585
Euros	-	-	-	1	14.318	15
Trade and other payables with related parties
US Dollar	3	13.040	39	6	9.088	50
Total trade and other payables			61,518			33,650
Borrowings
US Dollar	115,751	13.040	1,509,392	115,816	9.088	1,052,537
Borrowings from related parties
US Dollar	273,482	13.040	3,566,210	281,206	9.088	2,555,598
Total borrowings			5,075,602			3,608,135
Total Liabilities as of 12.31.15			5,137,120			-
Total Liabilities as of 06.30.15			-			3,641,785

(*)   The Company uses some supplementary financial instruments with the purpose of reducing the impact of exchange rate fluctuations.
(1)      Exchange rate as of December 31, 2015 and June 30, 2015 according to Banco Nación Argentina.
41

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.             CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling No. 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. Accordingly, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, City of Buenos Aires
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, City of Buenos Aires
Iron Mountain Argentina S.A.	Saraza 6135, City of Buenos Aires
Iron Mountain Argentina S.A.	Azara 1245, City of Buenos Aires (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, City of Buenos Aires

(i)   On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that was on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required by section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

34.           Subsequent events

See Note 37 to the Unaudited Condensed Interim Consolidated Financial Statements.
42

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2015
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

1.     Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.     Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1

3.      Receivables and liabilities by maturity date.

Items		Overdue	Without term	Without term	To become due								Total
		12.31.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Trade and other receivables	66,254	-	2,448	702,759	148,545	57,488	39,181	389,838	12,026	-	-	1,418,539
	Total	66,254	-	2,448	702,759	148,545	57,488	39,181	389,838	12,026	-	-	1,418,539
Liabilities	Trade and other payables	86,480	-	-	422,725	66,410	55,031	43,796	125,044	52,881	2,236	17,663	872,266
	Borrowings	-	-	-	223,075	66,331	50,568	258,091	1,954,216	13,302	524	3,129,753	5,695,860
	Tax payables	-	-	84,557	-	-	-	-	-	-	-	-	84,557
	Payroll and social security liabilities	-	-	-	29,495	-	28,932	-	-	-	-	-	58,427
	Provision	-	24,038	4,576	-	-	-	-	-	-	-	-	28,614
	Total	86,480	24,038	89,133	675,295	132,741	134,531	301,887	2,079,260	66,183	2,760	3,147,416	6,739,724

43

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2015
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

4.a.     Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Trade and other receivables	939,690	74,537	1,014,227	402,398	1,914	404,312	1,342,088	76,451	1,418,539
	Total	939,690	74,537	1,014,227	402,398	1,914	404,312	1,342,088	76,451	1,418,539
Liabilities	Trade and other payables	613,148	61,294	674,442	197,600	224	197,824	810,748	61,518	872,266
	Borrowings	197,259	400,806	598,065	422,999	4,674,796	5,097,795	620,258	5,075,602	5,695,860
	Tax payables	-	-	-	84,557	-	84,557	84,557	-	84,557
	Payroll and social security liabilities	58,427	-	58,427	-	-	-	58,427	-	58,427
	Provisions	24,038	-	24,038	4,576	-	4,576	28,614	-	28,614
	Total	892,872	462,100	1,354,972	709,732	4,675,020	5,384,752	1,602,604	5,137,120	6,739,724

4.b.     Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2015, there are no receivables and liabilities subject to adjustment clauses.

44

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2015
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

4.c.     Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	55,984	7,904	950,339	1,014,227	-	11,932	392,380	404,312	55,984	19,836	1,342,719	1,418,539
	Total	55,984	7,904	950,339	1,014,227	-	11,932	392,380	404,312	55,984	19,836	1,342,719	1,418,539
Liabilities	Trade and other payables	3,003	370	671,069	674,442	7,154	7,883	182,787	197,824	10,157	8,253	853,856	872,266
	Borrowings	412,982	189,119	(4,036)	598,065	4,677,602	420,852	(659)	5,097,795	5,090,584	609,971	(4,695)	5,695,860
	Taxes payable	-	-	-	-	-	-	84,557	84,557	-	-	84,557	84,557
	Payroll and social security liabilities	-	-	58,427	58,427	-	-	-	-	-	-	58,427	58,427
	Provisions	-	-	24,038	24,038	-	-	4,576	4,576	-	-	28,614	28,614
	Total	415,985	189,489	749,498	1,354,972	4,684,756	428,735	271,261	5,384,752	5,100,741	618,224	1,020,759	6,739,724

45

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2015
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

5.          Related parties.

a.   Interest in related parties. See Note 5.

b.   Related parties debit/credit balances. See Note 29.

6.         Borrowings to directors.

See Note 29.

7.         Inventories.

In view of the nature of the inventories, no physical inventory counts are conducted and there are no slow- turnover assets.

8.         Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.         Appraisal revaluation of fixed assets.

None.

10.       Obsolete unused fixed assets.

None.

11.       Equity interest in other companies in excess of that permitted by section 31 of law No. 19550.

None.

46

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2015
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

12.       Recovery values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.       Insurance

Real Estate	Insured amounts in USD	Accounting values in Ps.	Risk covered
Abasto - Shopping center and offices	204,247	118,689	Fire, all risks and loss of profits
Alto Palermo	112,288	84,304	Fire, all risks and loss of profits
Alto Palermo Shopping Annex	1,715	30,695	Fire, all risks and loss of profits
Mendoza Plaza	119,182	58,442	Fire, all risks and loss of profits
Paseo Alcorta	86,503	39,787	Fire, all risks and loss of profits
Alto Avellaneda	80,363	50,057	Fire, all risks and loss of profits
Alto Rosario	76,897	64,708	All risks, construction and assembly
Patio Bullrich	45,637	62,385	Fire, all risks and loss of profits
Córdoba Shopping – Villa Cabrera	53,043	46,343	Fire, full risk and dismissed profit
Alto Noa	39,871	15,212	Fire, full risk and dismissed profit
Soleil Premium Outlet	39,325	82,181	Fire, full risk and dismissed profit
República building	62,244	682,473	Fire, full risk and dismissed profit
Intercontinental building	71,498	217,403	Fire, full risk and dismissed profit
Bouchard 710	41,954	503,025	Fire, full risk and dismissed profit
Suipacha 664	20,442	117,445	Fire, full risk and dismissed profit
Della Paolera 265	95,550	519,463	Fire, full risk and dismissed profit
Alto Comahue	37,877	317,657	Fire, full risk and dismissed profit
Distrito Arcos	5,079	268,085	Fire, full risk and dismissed profit
Buenos Aires Design	32,193	6,392	Fire, full risk and dismissed profit
Patio Olmos	18,978	25,453	Fire, full risk and dismissed profit
Dot Baires Shopping	180,772	397,950	Fire, full risk and dismissed profit
Edificio Dot	21,456	117,523	Fire, full risk and dismissed profit
Building annexed to DOT	30,389	25,336	Fire, full risk and dismissed profit
Anchorena 665	5,245	11,604	Fire, full risk and dismissed profit
Caballito Ferro	2,469	36,890	Fire, full risk and dismissed profit
Zelaya 3102	534	1,442	Fire, full risk and dismissed profit
SUBTOTAL	1,485,751	3,900,944
Unique policy	30,000		Third party liability

The insurance amounts do not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.       Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.       Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable

47

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2015
(Stated in thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

16.       Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable

17.       Unpaid accumulated dividends on preferred shares.

None.

18.       Restrictions on distributions of profits.

See Note 25 to the Unaudited Condensed Consolidated Financial Statements.

48

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA PROPIEDADES COMERCIALES S.A.
Legal address: Moreno 877 – 22° floor
Autonomous City Buenos Aires
Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2015, and the unaudited condensed interim separate statements of comprehensive income for the six and three-month periods ended December 31, 2015 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31,2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)           the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)          the unaudited condensed interim separate financial statements of  IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)           we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)          as of December 31, 2015, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 9,571,515, which was no callable at that date.

Autonomous City of Buenos Aires, February 11, 2016

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

I. Brief comment on the Group’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Income

	IIQ 16	IIQ 15(1) (2)	YoY Var	6M 16	6M 15(1) (2)	YoY Var
Revenues	1,042.8	709.2	47%	1,885.2	1,285.1	47%
Operating income (1)	477.5	357.2	34%	1,023.9	647.9	58%
Depreciation and Amortization	58.3	35.6	64%	119.6	61.5	94%
EBITDA(2)	535.7	392.4	37%	1,143.5	709.4	61%
Income for the period (3)	321.1	203.9	57%	432.2	360.2	20%
(1)     Operating income: excludes stamp tax and notary expenses incurred in the disposition of assets made in December 2014.
(2)     EBITDA: Operating income plus Depreciation and Amortization, excluding stamp tax expenses incurred in the disposition of assets made in December 2014.
(3)     Consistent with the Comprehensive Income Statement (excludes interests in joint ventures)

The Company’s revenues grew by 47% in the first six months of fiscal year 2016 as compared to the same period of 2015, reflecting the addition of the office portfolio acquired in December 2014 from our controlling company IRSA Inversiones y Representaciones S.A. Operating income and EBITDA, excluding expenses related to the asset disposition made in December 2014, reached ARS 1,023.9 million and ARS 1,143.5 million during the first six months of fiscal year 2016, up 58% and 61%, respectively, as compared to the first six months of fiscal year 2015.

Net Income for the period under review rose by ARS 72 million, explained mainly by the increase in Operating Income, offset by lower financial income, net arising from the depreciation of the peso vis-à-vis the dollar in December 2015, which generated exchange rate differences due to the Company’s dollar denominated indebtedness, curbed by other financial income, net, which totaled ARS 941 million in the first six months of 2016, reflecting the purchase of dollar currency futures for hedging purposes for ARS 822 million.

1

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

II. Shopping Centers

During the second quarter of fiscal year 2016, consumption levels at shopping centers increased, and December, a highly seasonal month due to Christmas sales, has been very positive.

Our tenants’ sales reached ARS 14,862.8 million during the first six months of fiscal year 2016, 39.5% higher than in the same period of 2015 (32.0% without considering sales from Distrito Arcos and Alto Comahue Shopping). In the second quarter of 2016, sales from the same shopping centers grew by 35.7% compared to 2015. Our portfolio’s leasable area totaled 333,719 square meters during the period under review, whereas the occupancy rate stood at optimum levels, reaching 99.0%

Shopping Centers’ Financial Indicators
(in millions of ARS)

	IIQ 16	IIQ 15	YoY Var	6M 16	6M 15	YoY Var
Revenues	660.7	478.9	38.0%	1,193.5	866.6	37.7%
Operating Income	485.0	358.8	35.2%	869.7	638.8	36.1%
Depreciation and Amortization	34.2	24.8	37.9%	69.1	49.3	40.1%
EBITDA	519.1	383.6	35.3%	938.7	688.1	36.4%

Shopping Centers’ Operating Indicators
(in millions of ARS, except as indicated)

	IIQ 16	IQ 16	IVQ 15	IIIQ 15	IIQ 15
Gross Leaseable Area (sqm)(1)	333,719	334,055	333,911	333,432	320,761
Tenants’ sales (3 month cumulative)(1)	8,275.9	6,586.9	6,125.0	4,727.3	6,097.4
Occupancy (1)	99.0%	98.9%	98.7%	98.5%	98.4%

(1) 16-FP Includes Distrito Arcos (opening: December 18, 2014): Total Leaseable Area (sqm) 10,745. Sales IIQ 16 (ARS MM) 257.3; and Alto Comahue (opening March 17, 2015):Total Leaseable Area (sqm) 9,827. Sales IIQ 16 (ARS MM) 198.3.

Revenues from this segment grew 37.7% during this six-month period, whereas Operating Income reached ARS 869.7 million (+ 36.1% compared to the second quarter of 2015). The EBITDA margin, excluding income from common expenses and common promotional fund, was 78.7%, in line with the margins recorded in the same period of 2015.

2

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	IRSA Propiedades Comerciales S.A.’s Interest(2)	Occupancy(3)	Book Value (ARS thousand) (4)
Alto Palermo	Nov-97	18,834	142	100.0%	99.5%	84,304
Abasto Shopping(4)	Jul-94	36,813	170	100.0%	100.0%	108,994
Alto Avellaneda	Nov-97	36,117	138	100.0%	100.0%	50,057
Alcorta Shopping	Jun-97	15,430	111	100.0%	99.7%	39,787
Patio Bullrich	Oct-98	11,636	89	100.0%	98.7%	62,385
Buenos Aires Design	Nov-97	13,903	62	53.7%	97.9%	6,392
Dot Baires Shopping	May-09	49,848	158	80.0%	100.0%	397,950
Soleil	Jul-10	13,991	78	100.0%	100.0%	82,181
Distrito Arcos(5)	Dec-14	10,745	59	90.0%	96.9%	268,085
Alto Noa Shopping	Mar-95	19,093	90	100.0%	100.0%	15,212
Alto Rosario Shopping(6)	Nov-04	30,183	146	100.0%	98.0%	64,708
Mendoza Plaza Shopping	Dec-94	42,101	142	100.0%	97.1%	58,442
Córdoba Shopping	Dec-06	15,302	109	100.0%	99.8%	46,343
La Ribera Shopping(7)	Aug-11	9,896	64	50.0%	98.7%	25,426
Alto Comahue(8)	Mar-15	9,827	105	99.1%	95.7%	317,657
Total		333,719	1,663	99.0%		1,627,950
Notes:
(1)Corresponds to total leasable area in each property. Excludes common areas and parking spaces.
(2)Calculated dividing occupied square meters by leasable area on the last day of the period.
(3)Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation.
(4)Excludes Museo de los Niños (3,732 square meters ).
(5)Distrito Arcos: Opening on December 18, 2014.
(6)Excludes Museo de los Niños (1,261 square meters ).
(7)Through our joint venture Nuevo Puerto Santa Fe S.A.
(8)Alto Comahue: Opening on March 17, 2015.

3

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

Cumulative tenants’ sales as of December 31
 (per Shopping Center: for the quarter and for the first six months of each fiscal year, in ARS million)

Shopping Center	IIQ 16	IIQ 15	YoY Var	6M 16	6M 15	YoY Var
Alto Palermo	1,036.5	798.3	29.8%	1,796.7	1,405.4	27.8%
Abasto Shopping	1,150.5	910.5	26.4%	2,104.3	1,621.0	29.8%
Alto Avellaneda	1,124.9	843.0	33.4%	1,997.9	1,457.2	37.1%
Alcorta Shopping	581.7	466.8	24.6%	993.9	781.3	27.2%
Patio Bullrich	306.1	272.0	12.5%	552.5	469.8	17.6%
Buenos Aires Design	105.9	83.7	26.6%	208.6	159.1	31.1%
Dot Baires Shopping	974.9	776.2	23.0%	1,692.1	1,324.6	27.7%
Distrito Arcos(1)	333.5	261.0	27.8%	625.6	462.8	35.2%
Soleil	257.3	24.7	943.7%	470.6	24.7	1809.1%
Alto Noa Shopping	376.6	289.0	30.3%	689.3	515.0	33.8%
Alto Rosario Shopping	748.9	548.6	36.5%	1,342.1	951.2	41.1%
Mendoza Plaza Shopping	629.6	507.3	24.1%	1,204.1	931.0	29.3%
Córdoba Shopping	287.6	220.6	30.4%	508.0	373.5	36.0%
La Ribera Shopping(2)	163.7	95.9	70.8%	316.6	179.8	76.1%
Alto Comahue(3)	198.3	0.0		360.6	0.0	-
Total(4)	8,275.9	6,097.4	35.7%	14,862.8	10,656.4	39.5%
(1) Distrito Arcos: opening on December 18, 2014.
(2) Through our joint venture Nuevo Puerto Santa Fe S.A.
(3) Alto Comahue: opening on March 17, 2015.
(4) Excluding Distrito Arcos and Alto Comahue: Total 6M 16 (ARS M) 14,031.5,  Var YoY 32.0%.

Cumulative tenants’ sales as of December 31
(per Type of Business: for the quarter and for the first six months of each fiscal year, in ARS million)

Type of Business	IIQ 16	IIQ 15	YoY Var	6M 16	6M 15	YoY Var
Anchor Store	455.9	374.3	21.8%	822.8	672.0	22.4%
Clothes and Footwear	4,487.3	3,286.8	36.5%	7,805.3	5,540.9	40.9%
Entertainment	174.0	137.9	26.2%	456.6	320.5	42.5%
Home	208.6	164.9	26.5%	398.2	300.7	32.4%
Restaurant	637.2	469.3	35.8%	1,302.2	919.9	41.6%
Miscellaneous	1,014.4	782.8	29.6%	1,750.4	1,352.6	29.4%
Services	123.8	51.5	140.3%	217.8	85.8	153.8%
Electronic appliances	1,174.7	829.9	41.5%	2,109.5	1463.9	44.1%
Total (1)	8,275.9	6,097.4	35.7%	14,862.8	10,656.4	39.5%

(1) Excluding Distrito Arcos and Alto Comahue: Total IIQ 16 (ARS MM), 7,820.3 Var 28.8%, Total 6M 16 (ARS MM), 14,031.5 Var YoY 32.0%.

4

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

Revenues from cumulative leases as of December 31
(Breakdown per quarter and for the first six months of each fiscal year, in ARS million)

Detailed Revenues	IIQ16	IIQ15	YoY Var	6M 16	6M 15	YoY Var
Base Rent	323.5	229.9	40.71%	608.7	445.4	36.68%
Percentage Rent	220.9	172.0	28.46%	361.9	260.2	39.08%
Total Rent	544.4	401.9	35.47%	970.6	705.6	37.56%
Admission rights	48.1	36.9	30.18%	93.2	71.6	30.17%
Fees	18.0	6.7	167.25%	33.7	20.9	61.69%
Parking	38.3	28.1	36.48%	75.2	52.9	42.26%
Management fees	10.3	6.9	50.53%	17.6	13.0	34.86%
Other	1.5	-1.6	-191.30%	3.1	2.6	20.11%
Total Revenues from sales, leases and services	660.7	478.9	37.97%	1,193.5	866.6	37.73%

5

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

III. Offices

The A+ office market in the City of Buenos Aires remains robust. Demand for Premium commercial spaces continues to be firm, in the whereabouts of USD 4,000 per square meter, while rental prices increased slightly as compared to the previous year, averaging USD 28 per square meter. The vacancy rate stood at 10.5% in the City of Buenos Aires in line with the figures recorded in 2014.

Rental and Sale Prices of A+ Offices – City of Buenos Aires

During the first six months of fiscal year 2016 revenues from the offices segment increased 371.4% as compared to the first six months of 2015, while in the second quarter, they grew by 227.3%. This is explained by the acquisition of 5 office buildings from our controlling company IRSA Inversiones y Representaciones S.A. in December 2014, which expanded our portfolio from 11,242 sqm to 95,002 sqm of gross leaseable area. EBITDA from this segment, excluding expenses related to the asset disposition made in December 2014, grew 309.7% in the first six months of fiscal year 2016 compared to the same quarter of 2015.

In ARS Million	IIQ 16	IIQ 15(1)(2)	YoY Var	6M 16	6M 15 (1)(2)	YoY Var
Revenues	50.4	15.4	227.3%	112.5	23.9	371.4%
Operating Income (1)	14.7	2.1	600%	36.1	7.7	369%
Depreciation and Amortization	24.6	12.1	103.3%	51.2	13.6	276.1%
EBITDA(2)	39.3	14.3	174.8%	87.3	21.3	309.7%
(1)     Operating Income: excludes stamp tax and notary expenses incurred in the asset disposition.
(2)     EBITDA: Operating income plus Depreciation and Amortization, excluding stamp tax expenses incurred in the disposition of assets.

6

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

	IIQ 16	IQ 16	IVQ 15	IIIQ 15	IIQ 15
Leaseable area	79,945	79,945	95,001	95,001	11,242
Occupancy	94.0%	96.4%	98.3%	98.9%	100.0%
Rent ARS/sqm	332	239	226	218	170
Rent USD/sqm	25.6	25.3	24.8	24.8	19.8

Total leasable area during the second quarter of 2016 was 79,945 sqm smaller than the office stock recorded in2015, reflecting the partial sale of the Intercontinental Plaza building. The occupancy rate of the new portfolio stood at 94%, lower than in the previous quarter due to the surrender of 2 floors in the República building, which we expect to occupy in the short term, along with a reduction in footage caused by the partial sale of the Intercontinental building, whose occupancy rate was higher than the portfolio’s average. Rental prices stood at USD 25.6 per square meter, in line with the previous quarters.

Below is information on our office segment and other lease properties as of December 31, 2015.
 (ARS thousand)

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Percentage(2)	IRSA Propiedades Comerciales’ Effective Interest	Book Value (3)
Offices
Edificio República	28/04/08	19,885	90%	100%	682,473
Torre BankBoston (Della Paolera)	27/08/07	14,873	94%	100%	519,462
Intercontinental Plaza	18/11/97	7,467	100%	100%	217,403
Bouchard 710	01/06/05	15.014	100%	100%	503,025
Suipacha 652/64	22/11/91	11,465	83%	100%	117,445
Dot Building	28/11/06	11,242	100%	80%	117,524
Subtotal Offices		79,945	94%	N/A	2,157,332
Other Properties
Ex - Nobleza Piccardo(4)	31/05/11	109,610	75%	50%	10,023
Other Properties (5)	N/A	38,646	43%	N/A	206,386
Subtotal Other Properties		38,646	66%	N/A	216,409
TOTAL OFFICES AND OTHER		228,201	76%	N/A	2,373,741

(1) Total leaseable area for each property as of 12/31/15. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of 12/31/15.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Ferro, Dot Adjacent Lot, Anchorena 665, Chanta IV, Lujan lot and Intercontinental Lot. (6) Through PAMSA (Panamerican Mall S.A.)

7

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

IV. Other

This item includes the “Sales and Developments” and “Financial Transactions” segments.

	Sales and Developments1			Financial Transactions2
in ARS M	6M 16	6M 15	YoY Var	6M16	6M15	YoY Var
Revenues	1.16	3.67	(68.4%)	0.31	0.07	375%
Operating income	128.90	4.35	2863.8%	(0.05)	8.60	-
Depreciation and Amortization	0.44	0.00	-	0.00	0.00	-
EBITDA	129.94	4.35	2874.0%	(0.05)	8.60	-
(1)     Includes Torres Rosario Project (Condominios del Alto I).
(2)     20% interest held in Tarshop, residual business of Apsamedia and Avenida Inc,

The Sales and Developments segment posted a significant rise in Operating Income and EBITDA, mainly due to the sale of 5,963 square meters of the Intercontinental Plaza building during the first quarter of 2015, for ARS 324 million. The Financial Transactions segment recorded marginal results during the six-month period under analysis, compared to operating income of ARS 8.6 million during the first six months of fiscal year 2015, explained by the sale of 5% of our interest in our associate Avenida Inc., recorded as “Other operating income, net”.
8

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

V. Reconciliation with Consolidated Income Statement
Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Segment Income Statement but not in the Income Statement.

For the six-month period ended December 31, 2015
(stated in thousands of pesos)

Item	Income by Segment	Common Expenses and Common Promotional Fund Adjustment	Joint ventures (1)	Inter-segment eliminations	Income statement
Revenues	1,307,402	588,585	(10,759)	0	1,885,228
Costs	(222,923)	(596,371)	5,784	0	(813,510)
Gross Profit	1,084,479	(7,786)	(4,975)	0	1,071,718
Income from sale of properties	155,853	0	0	0	155,853
General and administrative expenses	(110,344)	0	286	54	(110,004)
Selling expenses	(78,377)	0	541	0	(77,836)
Other operating results, net	(17,009)	0	1,229	(54)	(15,834)
Operating income	1,034,602	(7,786)	(2,919)	0	1,023,897
(1) Includes operating results from La Ribera Shopping and San Martín Plot (50%).

9

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

VI. Consolidated Financial Debt

As of December 31, 2015, IRSA Propiedades Comerciales S.A. had total borrowings for USD 406.5 million equivalent. Below is a detail of IRSA Propiedades Comerciales S.A.’s debt:

Description	Issue Currency	Outstanding Amount (USD million) (1)	Rate	Maturity
Series I Notes I(3)	USD	120.0	7.88%	May-17
Series I IRSA CP’s Notes	ARS	31.2	26.5% / Badlar + 400 bps	Mar-17
Short-term debt(2)	ARS	4.0	Floating	-
Short-term bank loan	ARS	8.3	23.00%	Sep-16
Syndicate loan - Neuquén	ARS	1.9	15.25%	Jun-16

Other Loans	ARS	1.1	-	-
Asset Purchase Debt	USD	240.0	8.50%	Jul-20
Total IRSA CP’s Debt	USD	406.5
Consolidated Cash		155.9
Debt Repurchase		1.7
Consolidated Net Debt		248.9

(1)       Principal amount in US$ at an exchange rate of 13.040 ARS = 1 US$, without considering accrued interest or eliminations of balances with subsidiaries.
(2)       Includes bank overdrafts and repo transaction.
(3)       As of December 31, 2015, the Company holds bonds for a principal amount of US$1.7 million.

VII. Dividends
Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.
Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:
•         5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;
•         a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and
•         additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.
The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned.

10

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

Year	Cash dividends	Stock dividends	Total per share
	(Ps.)		(Ps.)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016*	283,580,353		0.2250
* Pursuant to declaration dated November 3, 2015 and outstanding payment as from November 17, 2015 (See subsequent events).

VIII. Relevant and Subsequent Events

October 2015: General Ordinary and Extraordinary Shareholders’ Meeting

On October 30, 2015, the Company’s annual shareholders’ meeting for the fiscal year ended June 30, 2015, was held. The following resolutions were adopted, inter alia: (i) to allocate the sum of ARS 283.6 million as cash dividends; (ii) to ratify the interim dividend approved by the shareholders’ meeting dated June 13, 2015 for ARS 298.5 million; (iii) to approve the compensation payable to the board members for ARS 76.4 million; and (iv) to approve an increase in the Global Note Program for a maximum outstanding amount of up to US$ 500.0 million by an additional amount of up to US$ 100.0 million.

November 2015: Payment of Cash Dividend

On November 3, 2015, the Company announced that it was making available a cash dividend of ARS 283.6 million equivalent to an amount per share of ARS 0.225038677195 (ARS 0.10 par value) and an amount per ARS/ADR of ARS 9.0015470878 corresponding to the fiscal year ended June 30, 2015, as resolved by the shareholders’ meeting dated October 30, 2015. This cash dividend will be distributed among the shareholders recorded as of November 16, 2015 (record date). The payment will be effected as from November 17, 2015.

December 2015:

Purchase of a tract of land adjoining Alto Avellaneda shopping center

On December 20, 2015, the Company executed a preliminary purchase agreement with surrender of possession over a tract of land with an area of approximately 3,822 square meters, located in the District of Avellaneda, Province of Buenos Aires, where it potentially plans to develop an expansion of Alto Avellaneda shopping center.
11

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

The transaction amount was USD 2,000,000 (two million Dollars). USD 1,300,000 of which have been already paid. The balance is payable as follows: USD 200,000 upon filing the blueprints of the property subject to purchase, and USD 500,000 upon execution of the title deed.

January 2016:

Payment of Outstanding Dividends to ADR Holders

On January 12, and 13, 2016, the Company made available to its ADR holders cumulative dividends declared in June 2014, November 2014, March 2015 and November 2015 that were outstanding payment, as detailed below:

Dividend Declaration	Record Date	Distribution Date	Distributable Amount* (ARS)	USD/ADR*
06/18/2014	06/27/2014	01/12/2016	2,782,371.63	0.595171
11/06/2014	11/20/2014	01/13/2016	1,467,903.91	0.343942
03/30/2015	04/14/2015	01/12/2016	3,123,657.91	0.740244
11/03/2015	11/16/2015	01/13/2016	2,976,289.53	0.703246
*Amount before taxes.

February 2016: Partial Sale of the Intercontinental Plaza Building

On February 04, 2016 the Company reported the sale to a non related party of 851 sqm corresponding to one floor and 8 parking lots of Intercontinental Plaza Building located in Monserrat (Buenos Aires City) remaining 6,308 sqm of the building under the society ownership.

 The amount of the transaction was set at ARS 41.5 million, which have been totally paid. The profit will be approximately ARS 19.8 million that will be recognized in our financial statements during the third quarter of 2016.

IX. Summary Comparative Consolidated Balance Sheet

	12.31.2015	12.31.2014	12.31.2013
Non-current assets	4,903,668	5,015,700	2,162,290
Current assets	3,206,504	1,259,750	1,090,154
Total	8,110,172	6,275,450	3,252,444
Non-current Liabilities	5,461,373	3,484,707	1,233,238
Current Liabilities	1,361,610	1,566,489	912,163
Subtotal	6,822,983	5,051,196	2,145,401
Minority Interest	233,217	207,306	175,067
Shareholders’ Equity	1,053,972	1,016,948	931,976
Total	1,287,189	1,224,254	1,107,043

12

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

X. Summary Comparative Consolidated Income Statement

	12.31.2015	12.31.2014	12.31.2013
Operating income	1,023,897	589,246	490,102
Results from interests in associates and joint ventures	(3,780)	19,791	2,258
Income before financial results and income tax	1,020,117	609,037	492,360
Financial income	324,525	57,939	46,200
Financial cost	(1,750,325)	(178,389)	(207,927)
Other financial results	940,577	32,980	65,368
Financial income / (loss), net	(485,223)	(87,470)	(96,359)
Income / (loss) before income tax	534,894	521,567	396,001
Income tax expense	(102,648)	(161,411)	(138,983)
Net income	432,246	360,156	257,018
Total comprehensive net income	432,246	360,156	257,018

Attributable to:
Controlling company’s shareholders	379,239	341,404	240,569
Non-controlling interest	53,007	18,752	16,449

XI. Summary Comparative Consolidated Cash Flow

	12.31.2015	12.31.2014	12.31.2013
Net cash generated by operating activities	4,077	532,867	458,162
Net cash generated by / (used in) investing activities	(927,240)	(369,378)	(289,185)
Net cash (used in) / generated by financing activities	774,330	(133,404)	(273,331)
Net increase / (decrease) in cash and cash equivalents	(148,833)	30,085	(104,354)

XII.  Comparative Statistics

Not applicable

13

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015
XIII. Comparative Ratios

	12.31.2015		12.31.2014		12.31.2013
Liquidity
Current Assets	3,206,504	= 2.34	1,259,750	= 0.80	1,090,154	= 1.20
Current Liabilities	1,361,610		1,566,489		912,163

Indebtedness
Total Liabilities	6,822,983	= 6.47	5,051,196	= 4.97	2,145,401	= 2.30
Shareholders’ Equity	1,053,972		1,016,948		931,976

Solvency
Shareholders’ Equity	1,053,972	= 0.15	1,016,948	= 0.20	931,976	= 0.43
Total Liabilities	6,822,983		5,051,196		2,145,401

Capital Assets
Non-current Assets	4,903,668	= 0.61	5,015,700	= 0.80	2,162,290	= 0.66
Total Assets	8,110,172		6,275,450		3,252,444

14

IRSA Propiedades Comerciales Sociedad Anónima
Summary as of December 31, 2015

XIV. Brief comment on prospects for the next quarter

During the second quarter of fiscal year 2016 we completed a full year of operations with the office portfolio purchased by us from our controlling company IRSA in December 2014. Having added to our shopping center premium portfolio the best office buildings in the City of Buenos Aires has placed us in an advantageous position to seize any opportunities that may arise in the market, as we continue to grow and consolidate as the best commercial real estate vehicle in Argentina.

During the second quarter of this fiscal year, sales in our shopping centers continued to experience very good growth rates, while occupancy reached 99%, higher than the market average. Customer flow keeps increasing and tenants continue to choose us to showcase their brands.

We will remain active during the year by promoting marketing actions, events and promotions in our shopping centers, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public. Moreover, we plan to optimize even further the performance of our current shopping centers and offices through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers, retailers and tenants alike.

Offices continue to exhibit sound rental prices in USD per sqm and almost full occupancy rates of 99%, 8 pp above the average in the Buenos Aires premium market. We expect to obtain better results from our office segment during the next quarter, given the variation in the exchange rate experienced after period-end.

We hope that during 2016 IRSA Propiedades Comerciales will continue to consolidate as the leading commercial real estate company in Argentina, adding new properties and surface area to its current portfolio, new leading brands and different formats to keep growing in Argentina, by offering the best commercial proposals to our visitors and top-quality spaces to our lessees. Given our financial position, experience in seizing market opportunities and franchise for accessing the capital markets, we remain confident in the growth and consolidation of our portfolio.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
February 16, 2016
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets
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